   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1997.
                                                     REGISTRATION NO.
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2

                              REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       MOTORCAR PARTS & ACCESSORIES, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                           NEW YORK                                                       11-2153962
               (STATE OR OTHER JURISDICTION OF                                         (I.R.S. EMPLOYER
                INCORPORATION OR ORGANIZATION)                                      IDENTIFICATION NUMBER)

        2727 MARICOPA STREET, TORRANCE, CALIFORNIA 90503, (310) 212-7910 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            RICHARD MARKS, PRESIDENT
                       MOTORCAR PARTS & ACCESSORIES, INC.
                              2727 MARICOPA STREET
                           TORRANCE, CALIFORNIA 90503
                                 (310) 212-7910

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                                 COPIES OF COMMUNICATIONS TO:

                   GARY J. SIMON                                        WILLIAM M. HARTNETT
        PARKER CHAPIN FLATTAU & KLIMPL, LLP                           CAHILL GORDON & REINDEL
            1211 AVENUE OF THE AMERICAS                                    80 PINE STREET
              NEW YORK, NEW YORK 10036                                NEW YORK, NEW YORK 10005
                  (212) 704-6000                                          (212) 701-3000

                            ------------------------

     APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________________
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                   PROPOSED           PROPOSED
                                                                                   MAXIMUM             MAXIMUM          AMOUNT OF
            TITLE OF EACH CLASS OF SECURITIES                 AMOUNT TO BE      OFFERING PRICE        AGGREGATE        REGISTRATION
                    TO BE REGISTERED                         REGISTERED(1)       PER SHARE(2)     OFFERING PRICE(2)        FEE
Common Stock, $.01 par value per share...................   1,782,500 Shares       $19.5625          $34,870,157        $ 10,566.72

(1) Includes 232,500 shares of Common Stock subject to the over-allotment option granted to the Underwriters by the Company.

(2) Estimated solely for purposes of calculating the registration fee on the basis of, pursuant to Rule 457(c), the average of the high and low prices reported on the National Association of Securities Dealers' Automated Quotation System on October 13, 1997.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a)
OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                       MOTORCAR PARTS & ACCESSORIES, INC.
                             CROSS-REFERENCE SHEET

ITEM NUMBER AND CAPTION                                             PROSPECTUS CAPTION OR PAGE
------------------------------------------------  ---------------------------------------------------------------

  1.  Forepart of Registration Statement and
        Outside Front Cover of Prospectus.......  Facing Page of Registration Statement; Outside Front Cover Page
                                                    of Prospectus

  2.  Inside Front and Outside Back Cover Pages
        of Prospectus...........................  Inside Front and Outside Back Cover Pages of Prospectus

  3.  Summary Information, Risk Factors.........  Prospectus Summary; Risk Factors

  4.  Use of Proceeds...........................  Prospectus Summary; Use of Proceeds

  5.  Determination of Offering Price...........  Outside Front Cover Page of Prospectus; Risk Factors;
                                                    Underwriting

  6.  Dilution..................................  Not Applicable

  7.  Selling Security Holders..................  Outside Front Cover Page of Prospectus; Prospectus Summary;
                                                    Principal and Selling Shareholders

  8.  Plan of Distribution......................  Outside Front Cover Page of Prospectus; Underwriting

  9.  Description of Securities to be
        Registered..............................  Outside Front Cover Page of Prospectus; Prospectus Summary;
                                                    Description of Capital Stock

 10.  Interests of Named Experts and Counsel....  Legal Matters; Experts

 11.  Information with Respect to the
        Registrant..............................  Outside Front Cover Page of Prospectus; Inside Front Cover Page
                                                    of Prospectus; Prospectus Summary; Risk Factors; Use of
                                                    Proceeds; Price Range of Common Stock and Dividend Policy;
                                                    Capitalization; Selected Financial Information; Management's
                                                    Discussion and Analysis of Financial Condition and Results of
                                                    Operations; Business; Management; Principal and Selling
                                                    Shareholders; Description of Capital Stock; Consolidated
                                                    Financial Statements

 12.  Incorporation of Certain Information by
        Reference...............................  Documents Incorporated by Reference

 13.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities.............................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1997

PROSPECTUS

                                     [LOGO]

                                1,550,000 SHARES
                       MOTORCAR PARTS & ACCESSORIES, INC.
                                  COMMON STOCK

                            ------------------------

     Of the 1,550,000 shares of Common Stock offered hereby (the 'Offering'), 1,300,000 shares are being issued and sold by Motorcar Parts & Accessories, Inc. (the 'Company') and 250,000 shares are being sold by selling shareholders named under 'Principal and Selling Shareholders.' The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     The Common Stock is included in the Nasdaq National Market under the symbol 'MPAA.' On October 13, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $19.75 per share. See 'Price Range of Common Stock.'

                            ------------------------

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE FACTORS SET FORTH IN
            'RISK FACTORS' COMMENCING ON PAGE 7 OF THIS PROSPECTUS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     UNDERWRITING                                PROCEEDS TO
                                                 PRICE TO           DISCOUNTS AND          PROCEEDS TO             SELLING
                                                  PUBLIC            COMMISSIONS(1)          COMPANY(2)           SHAREHOLDERS
Per Share                                         $                      $                    $                    $
Total(3)                                       $                     $                      $                    $

    (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See 'Underwriting.'

    (2) Before deducting offering expenses payable by the Company, estimated at
        $        .

    (3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 232,500 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. See 'Underwriting.' If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company
        and Proceeds to Selling Shareholders will be $      , $      , $      ,
        and $      , respectively.

                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
               , 1997 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                            ------------------------

SMITH BARNEY INC.                                      A.G. EDWARDS & SONS, INC.

                  , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'
                            ------------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K and the Company's Amendments No. 1 and No. 2 on Form 10-K/A for the fiscal year ended March 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, which were heretofore filed by the Company with the Commission (File No. 0-23538) pursuant to the Securities Exchange Act of 1934, as amended (the '1934 Act'), are hereby incorporated by reference.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Company, 2727 Maricopa Street, Torrance, California 90503, (310) 212-7910, Attention: Richard Marks, President.

                           FORWARD LOOKING STATEMENTS

     Certain statements contained in the Prospectus Summary and elsewhere in this Prospectus regarding matters that are not historical facts, such as statements regarding growth trends in the automotive aftermarket industry, the Company's strategy, the Company's recent entrance into the domestic automotive aftermarket industry and other future plans, are forward-looking statements (as such term is defined in the Securities Act of 1933 (the 'Act')). Since such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business,' as well as those discussed elsewhere in this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. References to a fiscal year are to the year ended March 31 of that year.

                                  THE COMPANY

     The Company is a leading remanufacturer of replacement alternators and starters for imported cars and light trucks in the United States. During fiscal 1997, the Company commenced remanufacturing replacement alternators and starters for domestic vehicles as well. The Company's full line of alternators and starters are remanufactured for vehicles imported from Japan, Germany, Sweden, England, France, Italy and Korea and, as recently commenced, for certain domestic vehicles. The imported vehicles for which the Company remanufactures alternators and starters also include vehicles produced by General Motors, Chrysler and Ford that are originally equipped with components produced by foreign manufacturers, and 'transplants,' which are manufactured in the United States by Toyota, Nissan, Honda, Mazda and other foreign manufacturers. The Company also assembles and distributes ignition wire sets for imported and domestic cars and light trucks.

     During the past five years, the Company has experienced significant growth in net sales and net income. For the five-year period from fiscal 1993 through fiscal 1997, net sales and net income increased at a compound annual growth rate of 37.9% and 73.2%, respectively. Net sales and net income for the first three months of fiscal 1998 increased by 18.6% and 12.9%, respectively, over the first three months of fiscal 1997. The Company attributes these increases to certain favorable industry trends, to the Company's continuing success in increasing sales to existing customers while adding new accounts to its customer base and to the Company's entrance during fiscal 1997 into the domestic automotive aftermarket industry for alternators and starters.

     The Company's historical market, the import automotive aftermarket for alternators and starters, has experienced significant growth in recent years. This growth has resulted from, among other trends, (i) the proliferation of imported cars and light trucks in use, (ii) the increase in the number of miles driven each year and (iii) the growth in the number of imported vehicles at the prime repair age of four years and older. In addition, the Company believes that its new market, the significantly larger domestic automotive aftermarket for alternators and starters, represents substantial growth opportunities. The Company estimates the size of this new market to be approximately $2.4 billion, or approximately three times the size of the Company's historical market for imported vehicles.

     The Company's products are sold throughout the United States to many of the nation's largest chains of retail automotive stores, including AutoZone, CSK Auto, The Pep Boys, O'Reilly Automotive, Trak Automotive and Hi-Lo Automotive, and throughout Canada to that country's largest chain of retail automotive stores, Canadian Tire. The Company also supplies remanufactured alternators and starters for imported vehicles to Delphi Energy and Engine Management Systems ('Delphi'), a division of General Motors. During the last several years, the Company's marketing and sales of its products for imported vehicles principally has been to retail automotive chains, which the Company believes has been the fastest growing segment of the automotive aftermarket industry. During fiscal 1997, approximately 85% of the Company's sales were to retail automotive chains comprised of approximately 4,500 stores, with the balance of sales primarily to large warehouse distributors. In connection with its recent expansion into the remanufacture of products for domestic vehicles, the Company intends to significantly increase its marketing efforts to warehouse distributors.

STRATEGY

     The Company has developed a business strategy to achieve continued growth while enhancing its competitive position as a leading remanufacturer of automotive parts. The Company believes that its future growth principally will be driven by (i) continued growth of the market for remanufactured parts for imported vehicles and the Company's expansion into the market for remanufactured products for domestic vehicles, (ii) the growth of its customer base and (iii) acquisitions to take advantage of the consolidation trend in the highly fragmented automotive aftermarket remanufacturing industry. In addition, the Company continually seeks to enhance its competitive position through a number of initiatives such as pursuing additional manufacturing efficiencies.

      Expand Product and Marketing Focus -- While maintaining its primary product and market focus of remanufacturing alternators and starters for imported vehicles, the Company intends to accelerate its expansion into the significantly larger market for remanufactured alternators and starters for domestic vehicles. The Company believes that its existing relationships with the nation's largest chains of retail automotive stores, established through its leadership in the import automotive aftermarket industry, provide immediate access for the marketing and sale to those chains of its products for domestic vehicles. For example, the Company, in its initial entrance into this new market, recently became the exclusive supplier to all of the stores of its largest customer of a line of remanufactured alternators for General Motors vehicles.

      Grow With its Customer Base -- As automotive retail chain stores, which comprise the Company's main customer base, continue to expand their operations, including by adding more stores, the Company will seek to maintain its market share and penetration of those chains. Since 1995, the Company's current seven largest customers have increased their total number of stores by approximately 27%, from approximately 3,250 stores to approximately 4,130 stores. The Company currently supplies approximately 94%, or approximately 3,870, of those stores.

      Pursue Acquisitions of Complementary Businesses -- The Company's strategy includes growth through acquisitions of other companies, assets or product lines that would complement or expand the Company's existing operations. The Company believes that acquisitions will enable it to leverage its fixed costs of operation and to expand further the products and services that it can offer its customers. The Company believes that suitable acquisition opportunities are available in its industry, which is highly fragmented and characterized by numerous small, regional rebuilders.

      Pursue Additional Manufacturing Efficiencies -- The Company expects to realize benefits by increasing operating leverage. Management continues to seek ways to reduce its per unit production costs by continuing automation of the remanufacturing process, integrating real-time computerized information on the factory floor and increasing utilization of its remanufacturing facilities. This increase in utilization includes taking advantage of the Company's recent significant expansion of production capacity, including the addition of more production equipment and floor space for manufacturing.

     The executive offices of Motorcar Parts & Accessories, Inc., a New York corporation, are located at 2727 Maricopa Street, Torrance, California 90503, and its telephone number is (310) 212-7910.

                                  THE OFFERING

Common Stock Offered by:
     The Company...............................................    1,300,000 shares
     The Selling Shareholders..................................      250,000 shares
                                                                  ----------
          Total................................................    1,550,000 shares

Common Stock Outstanding after the Offering....................    6,412,555 shares(1)

Use of Proceeds by the Company.................................   For working capital and other general corporate
                                                                  purposes, including to finance future
                                                                  acquisitions. Pending such uses, to repay a
                                                                  portion of outstanding bank indebtedness. The
                                                                  Company will not receive any of the proceeds
                                                                  from the sale of shares of Common Stock by
                                                                  the Selling Shareholders. See 'Use of
                                                                  Proceeds.'

Nasdaq National Market Symbol..................................   MPAA

------------

(1) Does not include 564,400 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Stock Option Plan, as amended (the '1994 Stock Option Plan'), of which options to purchase 483,400 shares are currently outstanding, 30,000 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan (the '1996 Stock Option Plan'), of which options to purchase 15,000 shares are currently outstanding, 15,000 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Non-Employee Director Stock Option Plan (the 'Non-Employee Director Plan'), of which options to purchase 7,500 shares are currently outstanding and 1,000 shares of Common Stock reserved for issuance pursuant to certain outstanding warrants. See 'Principal and Selling Shareholders.'

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                             THREE MONTHS
                                                                                                                 ENDED
                                                                  FISCAL YEAR ENDED MARCH 31,                  JUNE 30,
                                                        -----------------------------------------------    -----------------
                                                         1993      1994      1995      1996      1997       1996      1997
                                                        -------   -------   -------   -------   -------    -------   -------
                                                                                                              (UNAUDITED)

STATEMENT OF INCOME DATA(1):
    Net sales.........................................  $24,033   $29,018   $39,235   $64,358   $86,872    $18,375   $21,784
    Cost of goods sold................................   19,038    21,816    30,690    50,965    69,255     14,713    17,504
    Research and development..........................       --        --        --        --       185         --       145
    Selling expenses..................................    1,441     2,117     1,498     1,984     2,305        540       621
    General and administrative expenses...............    2,134     2,593     3,704     4,577     4,974      1,194     1,215
    Moving expenses...................................       --       256        --        --        --         --        --
    Operating income..................................    1,420     2,236     3,343     6,832    10,153      1,928     2,299
    Interest expense, net of interest income..........     (352)     (453)     (540)     (833)   (1,090)      (211)     (396)
    Income before income taxes........................    1,068     1,783     2,803     5,999     9,063      1,717     1,903
    Provision for income taxes(2).....................      453       728     1,197     2,353     3,529        680       732
    Net income........................................  $   615   $ 1,055   $ 1,606   $ 3,646   $ 5,534    $ 1,037   $ 1,171
                                                        -------   -------   -------   -------   -------    -------   -------
                                                        -------   -------   -------   -------   -------    -------   -------
    Net income per share..............................  $  0.29   $  0.52   $  0.49   $  0.93   $  1.11    $  0.21   $  0.23
                                                        -------   -------   -------   -------   -------    -------   -------
                                                        -------   -------   -------   -------   -------    -------   -------
    Weighted average common shares outstanding........    2,145     2,018     3,295     3,939     5,007      4,982     5,152

                                                                                              AS OF JUNE 30, 1997
                                                                                           -------------------------
                                                                                           ACTUAL     AS ADJUSTED(3)
                                                                                           -------    --------------
                                                                                                  (UNAUDITED)

BALANCE SHEET DATA:
    Total assets........................................................................   $85,183       $ 85,183
    Working capital.....................................................................    61,187         61,187
    Long-term debt and capitalized lease obligations, less current portions.............    24,795          1,010
    Shareholders' equity................................................................    41,399         65,184

------------

(1) Net sales and cost of goods sold for fiscal 1993, 1994, 1995 and 1996 have been reclassified to increase cost of goods sold, rather than decrease net sales, by core trade-ins. See Note A[6] to the financial statements contained herein.

(2) From January 1, 1987 through December 31, 1993, the Company was subject to taxation as an 'S' corporation in accordance with the Code. As a result, the net income of the Company during that time was taxed for federal (and some state) income tax purposes directly to the Company's shareholders rather than to the Company. Pro forma data for fiscal 1993 and fiscal 1994 reflects the income tax expense that would have been recorded had the Company not been exempt from the payment of such taxes.

(3) As adjusted to reflect the sale of the shares being offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds to repay a portion of outstanding bank indebtedness. See 'Use of Proceeds.'

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors. Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the information described in other documents the Company has filed with the Commission incorporated by reference herein.

Dependence on Certain Customers

     A significant percentage of the Company's sales has been concentrated among a relatively small number of customers. The Company's three largest customers accounted for approximately 29%, 18% and 18%, respectively, of net sales during fiscal 1997. The Company's four largest customers accounted for approximately 21%, 20%, 18% and 11%, respectively, of the Company's net sales during fiscal 1996. The Company's three largest customers accounted for approximately 27%, 14% and 12%, respectively, of the Company's net sales during fiscal 1995. There can be no assurance that this concentration of sales among customers will not continue in the future. The loss of a significant customer or a substantial decrease in sales to such a customer would have a material adverse effect on the Company's sales and operating results. The Company's arrangements with most of its customers are based on the receipt of purchase orders and otherwise are not subject to long-term written contracts and generally may be terminated upon short notice. In addition, customers may demand price concessions from the Company that could adversely affect profit margins. Also, as of June 30, 1997, approximately 48% of the Company's accounts receivable were from the Company's largest customer. See 'Business -- Customers.'

Entrance into New Market

     During fiscal 1997, the Company entered the domestic automotive aftermarket industry for alternators and starters. Prior thereto, the Company had remanufactured alternators and starters exclusively for the import automotive aftermarket industry. Although the Company believes that the domestic market represents substantial growth opportunities, there can be no assurance that the Company's entrance into that market will be as successful as the Company's historical operations, if at all. In addition, the entrance into the domestic market involves certain expenses, management resources and preparation for anticipated growth. In particular, the Company's inventory as of June 30, 1997 was $52,108,000, which represents an increase of $10,246,000 or 24.5% over inventory as of March 31, 1997. This increase primarily reflects the Company's anticipated growth in net sales in connection with its recent entrance into the domestic market. The Company initially targeted and has sold products for domestic vehicles to only its largest customer.

Management of Growth

     The Company has experienced significant growth of its remanufacturing operations, which has placed, and is expected to continue to place, significant demands on the Company's managerial, technical, financial and other resources. This growth will require the Company to continue to invest in its operations, including its inventory control, financial and management information systems, and to retain, motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, then the quality of the Company's products and services, as well as its business, financial condition and results of operations, could be materially and adversely affected.

Risks Relating to Acquisitions

     In order to broaden product offerings,
capture market share, improve profitability and capitalize on the consolidation trend in the automotive parts industry, the Company's business strategy includes growth through acquisitions. There can be no assurance that the Company will be able to identify or reach mutually agreeable terms with acquisition candidates, or that the Company will be able to manage additional businesses profitably or successfully integrate such additional businesses into the Company without substantial costs, delays or other problems. Acquisitions may involve a number of special risks, including: initial reductions in the Company's operating results; diversion of management's attention; unanticipated problems or legal liabilities; and a possible reduction in reported earnings due to amortization of acquired intangible assets in the event that such acquisitions are made at levels that exceed the fair market value of net tangible assets. Some or all of these items could have a material adverse effect on the Company. There can be no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment therein.

Competition

     The Company competes with companies involved in the remanufacture, assembly and distribution of alternators and starters for imported and domestic automobiles and, to a lesser extent, with companies that manufacture, assemble and distribute ignition wire sets for automobiles. The Company also competes with importers and distributors of alternators and starters for imported and domestic automobiles. The automotive aftermarket industry is highly competitive and several companies with which the Company competes are substantially larger and have significantly greater financial and other resources than the Company. The Company's competitors include several other relatively large sources of remanufactured units and numerous smaller, regional rebuilders. Certain of the Company's competitors sell a wide variety of other automotive parts, thereby establishing broader name recognition in the entire automotive aftermarket, including the Company's market. The entrance of new competitors into or expansion of operations by existing competitors could have a material adverse effect on the Company's results of operations. See 'Business -- Competition.'

Dependence on Key Personnel

     The Company is dependent on the efforts and abilities of its Chairman of the Board and Chief Executive Officer, Mel Marks, its President and Chief Operating Officer, Richard Marks, and its Vice President of Operations, Steven Kratz. If the Company were to lose the services of any of Mel Marks, Richard Marks or Mr. Kratz before a qualified replacement could be obtained, its business could be materially adversely affected. Each of Mel Marks, Richard Marks and Mr. Kratz is a party to an employment agreement with the Company, each of which contains confidentiality and non-competition provisions. In addition, the Company maintains and is the sole beneficiary of key-person life insurance policies on the lives of Mel Marks, Richard Marks and Steven Kratz in the amounts of $1,400,000, $1,650,000 and $1,000,000, respectively. See 'Management -- Employment Agreements and -- Executive Compensation.'

Environmental Regulation

     The Company's operations are subject to federal, state and local laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company is not subject to any such laws and regulations which are specific to the automotive aftermarket industry. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Potentially significant expenditures, however, could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future. The Company believes, although there can be no assurance, that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on the Company's future financial position or results of operations. See 'Business -- Governmental Regulation.'

Absence of Dividends

     The Company has not declared or paid dividends on its Common Stock during the last two fiscal years or the current fiscal year and does not intend to declare or pay any dividends of any kind to its shareholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The Company's current agreement with its bank prohibits payment of dividends without the bank's prior consent. See 'Dividend Policy' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

Possible Volatility of Stock Price

     The market price of the Common Stock
could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the Company or its competitors. Regulatory changes or changes in the general condition of the economy or the financial markets could also adversely affect the market price of the Common Stock. See 'Price Range of Common Stock.'

Anti-Takeover Effects of Preferred Stock

     The Company's Restated
Certificate of Incorporation, as amended, authorizes the issuance of 'blank check' preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. If the Company issues preferred stock, the issuance may have a dilutive effect upon the holders of the Company's Common Stock, including the purchasers of the shares being offered hereby. See 'Description of Capital Stock.'

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,300,000 shares offered hereby by the Company (after deducting underwriting discounts and commissions and estimated expenses payable by the Company) are estimated to be approximately $23,785,000. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     The Company currently intends to use the net proceeds from this offering for working capital and other general corporate purposes, including to finance future acquisitions. Although the Company currently is evaluating a number of acquisition opportunities, it has not entered into any commitments or binding agreements relating thereto and there can be no assurance that any acquisitions will be consummated. Pending the foregoing proposed uses, the Company currently intends to use all of the net proceeds from this offering to reduce outstanding bank indebtedness under its revolving credit facility with Wells Fargo Bank, National Association (the 'Bank'). The credit facility provides for borrowings in an aggregate principal amount of up to $30,000,000 (reducing to $25,000,000 on January 1, 1998) and expires in June 1999. The credit facility provides for an interest rate at the Bank's prime rate less .25% or LIBOR plus 1.375%. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been included in the Nasdaq National Market since March 23, 1994 under the symbol 'MPAA.' The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market:

                                                                                            HIGH       LOW
                                                                                            ----       ---
Fiscal 1996
     First Quarter.......................................................................    11       8 1/2
     Second Quarter......................................................................    15      10 3/8
     Third Quarter.......................................................................    15 7/8  12 3/4
     Fourth Quarter......................................................................    15 7/8  11 3/8
Fiscal 1997
     First Quarter.......................................................................    19      14 1/4
     Second Quarter......................................................................    15 3/4   9 3/8
     Third Quarter.......................................................................    15      11 7/8
     Fourth Quarter......................................................................    17 5/8  13 1/4
Fiscal 1998
     First Quarter.......................................................................    18 1/2  13 1/4
     Second Quarter......................................................................    20 1/2  16 3/4
     Third Quarter (through October 13, 1997)............................................    20 1/4  19 1/4

     On October 13, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $19.75 per share. As of that date, there were 46 holders of record and the Company believes its Common Stock is beneficially owned by approximately 1,100 holders.

                                DIVIDEND POLICY

     The Company has not declared or paid dividends on the Common Stock during the last two fiscal years or the current fiscal year and does not intend to declare or pay any dividends to its shareholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions, state law requirements and other relevant factors. In addition, the Company's agreement with its bank lender prohibits the payment of dividends of any kind without the bank's prior consent.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997, and its capitalization at June 30, 1997, as adjusted to give effect to the sale by the Company of the 1,300,000 shares offered by the Company hereby and the application of the net proceeds therefrom, which is estimated to be in the aggregate approximately $23,785,000 (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company), to repay a portion of outstanding bank indebtedness. See 'Use of Proceeds,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                      JUNE 30, 1997
                                                                                  ----------------------
                                                                                  ACTUAL     AS ADJUSTED
                                                                                  -------    -----------
                                                                                      (IN THOUSANDS)
                                                                                       (UNAUDITED)

Long-term debt.................................................................   $24,584    $     799
                                                                                  -------    -----------
Capitalized lease obligations, less current portion............................       211          211
                                                                                  -------    -----------
Shareholders' equity:
     Preferred stock, $.01 par value; authorized -- 5,000,000 shares; none
       issued..................................................................         0            0
     Common Stock, $.01 par value; authorized -- 20,000,000 shares; issued and outstanding -- actual, 5,039,400 shares; as adjusted, 6,339,400
       shares(1)...............................................................        50           63
     Additional paid-in capital................................................    29,092       52,864
     Retained earnings.........................................................    12,257       12,257
                                                                                  -------    -----------
          Total shareholders' equity...........................................    41,399       65,184
                                                                                  -------    -----------
          Total capitalization.................................................   $66,194      $66,194
                                                                                  -------    -----------
                                                                                  -------    -----------

------------

(1) Does not include, at June 30, 1997, up to 626,000 shares of Common Stock reserved for issuance pursuant to the 1994 Stock Option Plan, of which options to purchase 469,500 shares were outstanding, 30,000 shares of Common Stock reserved for issuance pursuant to the 1996 Stock Option Plan, of which options to purchase 15,000 shares were outstanding, 15,000 shares of Common Stock reserved for issuance pursuant to the Non-Employee Director Plan, of which options to purchase 4,500 shares were outstanding and 15,500 shares of Common Stock reserved for issuance pursuant to certain outstanding warrants. See 'Principal and Selling Shareholders.'

                         SELECTED FINANCIAL INFORMATION

     The financial information set forth below for the fiscal years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1996 and 1997 should be read in conjunction with the detailed information in the financial statements and notes thereto appearing elsewhere herein.

     The financial information set forth below for the fiscal years ended March 31, 1993 through 1997 have been audited by Richard A. Eisner & Company, LLP, independent auditors. The income statement data for the three months ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1997 are derived from the unaudited financial statements appearing elsewhere herein. The financial information for the three months ended June 30, 1996 and 1997, in the opinion of management of the Company, is a fair presentation of the results for such periods. The operating results for the three months ended June 30, 1997 are not necessarily indicative of results to be expected for the fiscal year ending March 31, 1998.




                                                                                 FISCAL YEAR ENDED MARCH 31,
                                                                     ---------------------------------------------------
                                                                      1993       1994       1995       1996       1997
                                                                     -------    -------    -------    -------    -------


                                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA(1):
    Net sales.....................................................   $24,033    $29,018    $39,235    $64,358    $86,872
    Cost of goods sold............................................    19,038     21,816     30,690     50,965     69,255
    Research and development......................................        --         --         --         --        185
    Selling expenses..............................................     1,441      2,117      1,498      1,984      2,305
    General and administrative expenses...........................     2,134      2,593      3,704      4,577      4,974
    Moving expenses...............................................        --        256         --         --         --
    Operating income..............................................     1,420      2,236      3,343      6,832     10,153
    Interest expense, net of interest income......................      (352)      (453)      (540)      (833)    (1,090)
                                                                     -------    -------    -------    -------    -------
    Income before income taxes....................................     1,068      1,783      2,803      5,999      9,063
    Provision for income taxes(2).................................       453        728      1,197      2,353      3,529
                                                                     -------    -------    -------    -------    -------
      Net income..................................................   $   615    $ 1,055    $ 1,606    $ 3,646    $ 5,534
                                                                     -------    -------    -------    -------    -------
                                                                     -------    -------    -------    -------    -------
      Net income per share........................................   $  0.29    $  0.52    $  0.49    $  0.93    $  1.11
                                                                     -------    -------    -------    -------    -------
                                                                     -------    -------    -------    -------    -------
    Weighted average common shares outstanding....................     2,145      2,018      3,295      3,939      5,007

BALANCE SHEET DATA (AT END OF PERIOD):
    Total assets..................................................   $ 9,045    $16,871    $25,823    $60,189    $75,510
    Working capital...............................................     1,958     12,041     18,096     44,254     51,800
    Long-term debt and capitalized lease obligations, less current
      portions....................................................       149      4,920      9,502     15,135     17,839
    Shareholders' equity..........................................     2,274      8,410     10,016     34,031     40,108

                                                                      THREE MONTHS
                                                                          ENDED
                                                                        JUNE 30,
                                                                   1996          1997
                                                                 -------        ------
                                                                       (UNAUDITED)
STATEMENT OF INCOME DATA(1):
    Net sales..................................................... $18,375      $21,784
    Cost of goods sold............................................  14,713       17,504
    Research and development......................................      --          145
    Selling expenses..............................................     540          621
    General and administrative expenses...........................   1,194        1,215
    Moving expenses...............................................      --           --
    Operating income..............................................   1,928        2,299
    Interest expense, net of interest income......................    (211)        (396)
                                                                   -------      -------
    Income before income taxes....................................   1,717        1,903
    Provision for income taxes(2).................................     680          732
                                                                   -------      -------
      Net income.................................................. $ 1,037      $ 1,171
                                                                   -------      -------
                                                                   -------      -------
      Net income per share........................................ $  0.21      $  0.23
                                                                   -------      -------
                                                                   -------      -------
    Weighted average common shares outstanding....................   4,982        5,152
BALANCE SHEET DATA (AT END OF PERIOD):
    Total assets.................................................. $56,553      $85,183
    Working capital...............................................  41,779       61,187
    Long-term debt and capitalized lease obligations, less current
      portions....................................................  12,931       24,795
    Shareholders' equity..........................................  35,100       41,399

------------

(1) Net sales and cost of goods sold for fiscal 1993, 1994, 1995 and 1996 have been reclassified to increase cost of goods sold, rather than decrease net sales, by core trade-ins. See Note A[6] to the financial statements contained herein.

(2) From January 1, 1987 through December 31, 1993, the Company was subject to taxation as an 'S' corporation in accordance with the Code. As a result, the net income of the Company during that time was taxed for federal (and some state) income tax purposes directly to the Company's shareholders rather than to the Company. Pro forma data for fiscal 1993 and fiscal 1994 reflects the income tax expense that would have been recorded had the Company not been exempt from the payment of such taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein.

                                                                                         THREE MONTHS
                                                      FISCAL YEAR ENDED MARCH 31,       ENDED JUNE 30,
                                                      ---------------------------      ----------------
                                                      1995       1996       1997       1996       1997
                                                      -----      -----      -----      -----      -----

Net sales..........................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold.................................    78.2       79.2       79.7       80.1       80.4
                                                      -----      -----      -----      -----      -----
Gross profit.......................................    21.8       20.8       20.3       19.9       19.6
Research and development...........................     0.0        0.0        0.2        0.0        0.6
Selling expenses...................................     3.8        3.1        2.7        2.9        2.8
General and administrative expenses................     9.4        7.1        5.7        6.5        5.6
                                                      -----      -----      -----      -----      -----
Operating income...................................     8.5       10.6       11.7       10.5       10.6
Interest expense, net of interest income...........     1.4        1.3        1.3        1.2        1.8
                                                      -----      -----      -----      -----      -----
Income before income taxes.........................     7.1        9.3       10.4        9.3        8.8
Provision for income taxes.........................     3.1        3.7        4.1        3.7        3.4
                                                      -----      -----      -----      -----      -----
Net income.........................................     4.1%       5.7%       6.4%       5.6%       5.4%
                                                      -----      -----      -----      -----      -----
                                                      -----      -----      -----      -----      -----

     In its remanufacturing operations, the Company obtains used alternators and starters, commonly known as 'cores,' from its customers as trade-ins and by purchasing them from vendors. Such trade-ins are recorded when cores are received from customers. Credits for cores are allowed only against purchases of similar remanufactured products and generally are used within 60 days of issuance by the customer. Due to this trade-in policy, the Company does not reserve for trade-ins. In addition, since it is unlikely that a customer will not utilize its trade-in credits, the credit is recorded when the core is returned as opposed to when the customer purchases new products. The Company believes that this policy is consistent throughout the remanufacturing and rebuilding industry.

     Beginning with fiscal 1997, the Company implemented a new accounting presentation with respect to its reporting of sales. In the past, the Company deducted the value of all cores returned from its customers in order to reach net sales. Under the new presentation, net sales are reported on a gross basis, that is core returns from customers are not deducted in order to reach net sales, but rather are included in cost of goods sold. The Company's financial information has been reclassified to reflect this new presentation. The Company believes that this new presentation provides a truer depiction of actual sales and cost of goods sold and reflects a more proper relationship between sales and inventory.

THREE MONTHS ENDED JUNE 30, 1997 COMPARED TO THREE MONTHS ENDED JUNE 30, 1996

     Net sales for the three months ended June 30, 1997 were $21,784,000, an increase of $3,409,000 or 18.6% over the three months ended June 30, 1996. The increase in net sales primarily is attributable to sales of alternators for domestic vehicles to one of the Company's largest customers. The increase reflects the recent expansion of the Company's product line to include remanufactured products for domestic vehicles.

     Cost of goods sold increased over the periods by $2,791,000 or 19.0% from $14,713,000 to $17,504,000. The increase primarily is attributable to additional costs incurred during the recent period in connection with increased production during that period. As a percentage of net sales, cost of goods sold increased from 80.1% for the quarter ended June 30, 1996 to 80.4% for the recent quarter. This minor increase is primarily attributable to continuing pricing pressures that the Company experienced through fiscal 1997.

     Selling expenses increased over the periods by $81,000 or 15.0% from $540,000 to $621,000. This increase resulted principally from an increase in advertising expenses of $64,000 from $209,000 to

$273,000. The increase was also due to an expansion of the Company's sales force and related travel expenses. As a percentage of net sales, selling expenses decreased slightly from 2.9% to 2.8%.

     General and administrative expenses increased over the periods by $21,000 or 1.8% from $1,194,000 for the three months ended June 30, 1996 to $1,215,000 for the three months ended June 30, 1997. As a percentage of net sales, these expenses decreased over the periods from 6.5% to 5.6%, reflecting the leveraging of these costs over the Company's increased net sales.

     For the three months ended June 30, 1997, interest expense net of interest income, was $396,000. This represents an increase of $185,000 or 87.7% over net interest expense of $211,000 for the three months ended June 30, 1996. Interest expense was comprised principally of interest on the Company's revolving credit facility, borrowings under which increased significantly over the periods.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales for fiscal 1997 increased $22,514,000 or 35.0%, from $64,358,000 to $86,872,000, over net sales for fiscal 1996. The increase is attributable to the general growth of business with existing customers, including the commencement of sales of alternators for domestic vehicles to one of the Company's largest customers, and an unusually large increase in the number of stock keeping units ('SKUs') that these customers offer in their stores. In addition, the Company believes that the continued aging of the import vehicle fleet also contributed to its increased sales.

     Cost of goods sold for fiscal 1996 increased $18,290,000 or 35.9%, from $50,965,000 to $69,255,000, over cost of goods sold for fiscal 1996. The increase is primarily attributable to additional costs in connection with increased production. Cost of goods sold as a percentage of net sales increased over the periods from 79.2% to 79.7%. While the increase in cost of goods sold over the periods is minimal, it can be primarily attributed to pricing pressures experienced by the Company as offset by the continuing lowering of manufacturing costs by the Company.

     Selling expenses for fiscal 1997 increased $321,000 or 16.2%, from $1,984,000 to $2,305,000, over selling expenses for fiscal 1996. Selling expenses as a percentage of net sales decreased to 2.7% for fiscal 1997 from 3.1% for fiscal 1996. This decrease in selling expenses as a percentage of net sales represents the continued leveraging of selling costs over the Company's increased net sales.

     General and administrative expenses for fiscal 1997 increased $397,000 or 8.7%, from $4,577,000 to $4,974,000, over general and administrative expenses for fiscal 1996. As a percentage of net sales these expenses decreased over the periods from 7.1% to 5.7%. This decrease represents the continued leveraging of these costs over the Company's increased net sales. The increase over the periods was the result of additional insurance costs, general salary increases and certain non-income-based state and local taxes.

     Interest expense net of interest income was $1,090,000 for fiscal 1997. This represents an increase of $257,000 or 30.9% over interest expense net of interest income for fiscal 1996. Interest expense was comprised principally of interest paid on the Company's revolving credit facility, borrowings under which increased over the periods. The balance of interest expense relates to the Company's capital leases.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales for fiscal 1996 increased $25,123,000 or 64.0%, from $39,235,000 to $64,358,000 over net sales for fiscal 1995. The increase in net sales is attributable to sales to new customers, the general growth of business with existing customers and, the Company believes, to the continued aging of the import vehicle fleet. During fiscal 1996, the Company began shipping products to two significant new customers.

     Cost of goods sold over the periods increased $20,275,000 or 66.1%, from $30,690,000 to $50,965,000. The increase is attributable to additional costs during the later fiscal year in connection with increased production. As a percentage of net sales these expenses increased to 79.2% for fiscal 1996 from 78.2% for fiscal 1995. This relatively small percentage increase is primarily attributable to increased direct production costs, which were partially offset by benefits the Company experienced from leveraging indirect production costs over increased net sales. During the later fiscal year, the Company experienced greater pricing pressures on certain of its products, which pricing pressures have been partially offset by reductions in manufacturing costs.

     Selling expenses over the periods increased $486,000 or 32.4%, from $1,498,000 to $1,984,000. This increase was the result of an increase of approximately $433,000 in advertising and other allowances to customers during fiscal 1996. The balance of the increase was primarily attributable to increased salaries of the Company's sales force. Despite these increases, selling expenses as a percentage of net sales decreased to 3.1% from 3.8% over the periods, reflecting leveraging of these expenses over increased net sales.

     General and administrative expenses over the periods increased $873,000 or 23.6%, from $3,704,000 to $4,577,000. Approximately 69.2% of the increase was due to costs incurred under the Company's incentive bonus plan, which was implemented in September 1995. The additional increase is primarily attributable to increased insurance coverage, computer expenses and professional fees. As a percentage of net sales, general and administrative expenses decreased from 9.4% to 7.1% over the periods, reflecting leveraging of these expenses over increased net sales.

     Interest expense net of interest income for fiscal 1996 was $833,000. This represents an increase of $293,000 or 54.3% over interest expense net of interest income of $540,000 for fiscal 1995. Interest expense was comprised principally of interest on the Company's revolving credit facility. The significantly increased interest expense over the earlier year was due to the Company's increased borrowing under this facility.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's recent operations have been financed principally from the net proceeds of the Company's second public offering in November 1995, borrowings under its revolving credit facility and cash flow from operations. As of June 30, 1997, the Company's working capital was $61,187,000, including $3,084,000 of cash and cash equivalents.

     Net cash used in operating activities during the three months ended June 30, 1997 was $7,576,000. The principal use of cash during the three months related to an increase in inventory of $10,246,000 and an increase in accounts receivable of $657,000 offset by an increase in accounts payable and accrued expenses of $1,571,000. The increase in inventory was due in large part to the addition of inventory during the three-month period of approximately $9,400,000 in connection with the Company's recent entrance into the business of remanufacturing alternators and starters for domestic vehicles, representing an aggregate addition of inventory for this business of approximately $19,500,000. The timing of this inventory build-up was based in part upon the Company's belief that the demand for its initial domestic alternator product would be highest in the summer.

     Net cash provided by investing activities during the three months ended June 30, 1997 and June 30, 1996 was $120,000 and $6,567,000, respectively.
During June 1997, the Company used $882,000 of investments to fund its operations and purchased $762,000 of property, plant and equipment.

     Net cash provided by financing activities in the three months ended June 30, 1997 was $7,001,000. The net cash provided by financing activities in June 1997 was primarily attributable to an increase in the Company's revolving line of credit as offset primarily by payments on a capital lease obligation.

     The Company has a credit agreement expiring in June 1999 with Wells Fargo Bank, National Association (the 'Bank') that provides for a revolving credit facility in an aggregate principal amount not exceeding $30,000,000 (reducing to $25,000,000 on January 1, 1998), which credit facility is secured by a lien on substantially all of the assets of the Company. The credit facility provides for an interest rate on borrowings at the Bank's prime rate less .25% or LIBOR plus 1.375%. Under the terms of the credit facility and included in the maximum amount thereunder, the Bank will issue letters of credit and banker's acceptances for the account of the Company in an aggregate amount not exceeding $2,500,000. At October 13, 1997, the outstanding balance on the credit facility was approximately $28,400,000.

     The Company's accounts receivable as of June 30, 1997 was $22,985,000, representing an increase of $657,000 or 2.9% over accounts receivable on March 31, 1997. In addition, there are times when the

Company extends payment terms with certain customers in order to help them finance an increase in the number of SKUs carried by that customer and for other purposes. The Company partially protects itself from losses due to uncollectible accounts receivable through an insurance policy with an independent credit insurance company at an annual premium of approximately $90,000. The Company's policy generally has been to issue credit to new customers only after the customers have been included to some extent under the coverage of its accounts receivable insurance policy. As of June 30, 1997, the Company's accounts receivable from its largest customer represented approximately 49% of all accounts receivable.

     The Company's inventory as of June 30, 1997 was $52,108,000, representing an increase of $10,246,000 or 24.5% over inventory as of March 31, 1997. This increase, as discussed above, primarily reflects the Company's anticipated growth in net sales in connection with domestic vehicles and, to a lesser extent, increased business from existing customers and the need to have sufficient inventory to support shorter lead times for deliveries to customers. Also, the Company continues to increase the number of SKUs sold requiring the Company to carry raw materials for this wider variety of parts.

     The Company currently expects that its capital expenditures (exclusive of any potential acquisitions) will be approximately $1.5 million to $2.5 million in each of fiscal 1998 and fiscal 1999. However, the Company's capital expenditures will be affected by, and may be greater than currently anticipated depending upon, the size and nature of new business opportunities.

     During the first three months of fiscal 1998, the Company made capital expenditures of $762,000 (consisting principally of new and upgraded production equipment), as compared to $79,000 for the first three months of fiscal 1997. During fiscal 1997, the Company made capital expenditures of $2.1 million, primarily related to new and upgraded production and distribution equipment.

                                    BUSINESS

GENERAL

     The Company is a leading remanufacturer of replacement alternators and starters for imported cars and light trucks in the United States. During fiscal 1997, the Company commenced remanufacturing replacement alternators and starters for domestic vehicles as well. The Company's full line of alternators and starters are remanufactured for vehicles imported from Japan, Germany, Sweden, England, France, Italy and Korea and, as recently commenced, for domestic vehicles. The imported vehicles for which the Company remanufactures alternators and starters also include vehicles produced by General Motors, Chrysler and Ford that are originally equipped with components produced by foreign manufacturers, and 'transplants,' which are manufactured in the United States by Toyota, Nissan, Honda, Mazda and other foreign manufacturers. The Company also assembles and distributes ignition wire sets for imported and domestic cars and light trucks.

     The Company's products are sold throughout the United States to many of the nation's largest chains of retail automotive stores, including AutoZone, CSK Auto, The Pep Boys, O'Reilly Automotive, Trak Automotive and Hi-Lo Automotive, and throughout Canada to that country's largest chain of retail automotive stores, Canadian Tire. The Company also supplies remanufactured alternators and starters for imported vehicles to Delphi, a division of General Motors. During the last several years, the Company's marketing and sales of its products for imported vehicles principally has been to retail automotive chains, which the Company believes has been the fastest growing segment of the automotive aftermarket industry. During fiscal 1997, approximately 85% of the Company's sales were to retail automotive chains comprised of approximately 4,500 stores, with the balance of sales primarily to large warehouse distributors. In connection with its recent expansion into the remanufacture of products for domestic vehicles, the Company intends to significantly increase its marketing efforts to warehouse distributors.

STRATEGY

     The Company has developed a business strategy to achieve continued growth while enhancing its competitive position as a leading remanufacturer of automotive parts. The Company believes that its future growth principally will be driven by (i) continued growth of the market for remanufactured parts for imported vehicles and the Company's expansion into the market of remanufactured products for domestic vehicles, (ii) the growth of its customer base and (iii) acquisitions to take advantage of the consolidation trend in the highly fragmented automotive aftermarket remanufacturing industry. In addition, the Company continually seeks to enhance its competitive position through a number of initiatives such as pursuing additional manufacturing efficiencies.

      Expand Product and Marketing Focus -- While maintaining its primary product and market focus of remanufacturing alternators and starters for imported vehicles, the Company intends to accelerate its expansion into the significantly larger market for remanufactured alternators and starters for domestic vehicles. The Company believes that its existing relationships with the nation's largest chains of retail automotive stores, established through its leadership in the import automotive aftermarket industry, provide immediate access for the marketing and sale to those chains of its products for domestic vehicles. For example, the Company, in its initial entrance into this new market, recently became the exclusive supplier to all of the stores of its largest customer of a line of remanufactured alternators for General Motors vehicles.

      Grow With its Customer Base -- As automotive retail chain stores, which comprise the Company's main customer base, continue to expand their operations, including by adding more stores, the Company will seek to maintain its market share and penetration of those chains. Since 1995, the Company's current seven largest customers have increased their total number of stores by approximately 27%, from approximately 3,250 stores to approximately 4,130 stores. The Company currently supplies approximately 94%, or approximately 3,870, of those stores.

       Pursue Acquisitions of Complementary Businesses -- The Company's strategy includes growth through acquisitions of other companies, assets or product lines that would complement or expand the Company's existing operations. The Company believes that acquisitions will enable it to leverage its fixed costs of operation and to expand further the products and services that it can offer its customers. The Company believes that suitable acquisition opportunities are available in its industry, which is highly fragmented and characterized by numerous small, regional rebuilders.

      Pursue Additional Manufacturing Efficiencies -- The Company expects to realize benefits by increasing operating leverage. Management continues to seek ways to reduce its per unit production costs by continuing automation of the remanufacturing process, integrating real-time computerized information on the factory floor and increasing utilization of its remanufacturing facilities. This increase in utilization includes taking advantage of the Company's recent significant expansion of production capacity, including the addition of more production equipment and floor space for manufacturing.

INDUSTRY OVERVIEW

     The Company estimates that the U.S. aftermarket for remanufactured alternators and starters was $3.2 billion in 1996, of which the aftermarket for domestic and imported vehicles accounted for approximately $2.4 billion and $800 million, respectively. The aftermarket for domestic vehicles for professional installers ('do-it-for-me') and for individual consumers, who purchase parts to perform repairs on their own vehicles ('do-it-yourself'), accounted for approximately $1.2 billion and $500 million, respectively. The aftermarket for imported vehicles in the 'do-it-for-me' market accounted for approximately $400 million, while the Company's main market, the aftermarket for imported vehicles in the 'do-it-yourself' category, accounted for approximately $168 million. The Company has been able to grow at a rate in excess of the overall market principally as a result of its position to benefit from key trends affecting the aftermarket for remanufactured alternators and starters.

      Growing Population of Imported Vehicles -- The Company's historical market, the import automotive after-market for alternators and starters, has experienced significant growth in recent years. This growth has resulted from, among other trends, (i) the proliferation of imported cars and light trucks in use, (ii) the increase in the number of miles driven each year and (iii) the growth in the number of imported vehicles at the prime repair age of four years and older. In addition, the Company believes that its new market, the significantly larger domestic automotive aftermarket for alternators and starters, represents substantial growth opportunities. The Company estimates the size of this new market to be approximately $2.4 billion, or approximately three times the size of the Company's historical market for imported vehicles.

      The Growth of Large Retail Auto Parts Chains -- Two distinct groups of end-users buy replacement automotive parts: (i) individual 'do-it-yourself' consumers; and (ii) professional 'do-it-for-me' installers. The individual consumer market is typically supplied through retailers and through retail arms of warehouse distributors. Automotive repair shops generally purchase parts through local independent parts wholesalers, through national warehouse distributors and, at a growing rate, through automotive parts retailers.

      More Complex Electrical Systems in Vehicles -- The increasing complexity of cars and light trucks and the number of different makes and models of these vehicles have resulted in a significant increase in the number of different alternators and starters required to service imported and domestic cars and light trucks. In addition, as these vehicles are equipped with increasingly more electrical components, such as cellular telephones, electrically powered windows, air conditioning equipment, and radio and stereo systems, the technology used in starters and alternators has become more advanced and as a result per unit sale prices for such alternators and starters are higher.

     Remanufacturing, which involves the reuse of parts which might otherwise be discarded, creates a supply of parts at significantly lower cost to the user than newly manufactured parts, and makes available automotive parts which are no longer being manufactured. By making readily available parts for automotive general use, remanufacturing benefits automotive repair shops by relieving them of the need to rebuild worn parts on an individual basis and conserves material which would otherwise be used to manufacture new replacement parts. Most importantly, however, the Company's remanufactured parts are sold at significantly lower prices than competitive new replacement parts.

COMPANY PRODUCTS

     The Company's primary products are remanufactured replacement alternators and starters for both imported and domestic cars and light trucks. The Company also assembles and distributes ignition wire sets for the automotive aftermarket for use in a wide variety of makes and models of foreign automobiles. Alternators, starters and ignition wire sets are essential components in all makes and models of automobiles. These products constitute non-elective replacement parts, which are required for a vehicle to operate. Approximately 17% of the Company's products are sold under its brand name, including the use of its registered trademark 'MPA,' and the remainder are sold for resale under customer private labels. Customers that sell the Company's products under private label include AutoZone, CSK Auto, The Pep Boys, Delphi and APS Holdings.

     The Company's alternators and starters are produced to meet or exceed automobile manufacturer specifications depending upon the make and model of the automobile. The Company remanufactures a broad assortment of starters and alternators in order to accommodate the numerous and increasing varieties of these products currently in use. The Company currently provides a full line of approximately 925 different alternators and 625 different starters. The Company's import alternators and starters are provided for virtually all Japanese manufacturers, including Toyota, Honda, Nissan, Mazda and Mitsubishi, for certain European manufacturers, including Mercedes Benz, BMW, Volvo and Volkswagen, for vehicles manufactured by Chrysler, General Motors and Ford that are equipped with components produced by foreign manufacturers, and for manufacturers of transplants.

CUSTOMERS

     The Company's products are marketed throughout the United States and Canada. The Company's customers consist of many of the United States' largest chains of retail automotive stores and automotive warehouse distributors. The Company also sells its products to Canada's largest chain of retail automotive stores, Canadian Tire. The Company services automotive retail chain store accounts servicing approximately 4,500 retail outlets and warehouse distributor accounts servicing approximately 6,000 jobbers. Each jobber in turn sells to various automotive repair facilities, such as garages, dealers and service stations, as well as to individual motorists.

     Many of the largest chains of retail automotive stores in the United States obtain their imported car alternators and starters from the Company. The following table sets forth the Company's largest retail chain accounts, the approximate number of stores operating in each chain, the approximate number of stores that the Company believes it currently supplies in each chain and the fiscal year in which the chain originally became a customer of the Company:


                                     APPROXIMATE    APPROXIMATE    APPROXIMATE
                                      NUMBER OF      NUMBER OF      INCREASE     APPROXIMATE      FISCAL
                                      STORES IN       STORES        IN NUMBER      NUMBER OF       YEAR
                                      CHAIN IN       CURRENTLY      OF STORES       STORES        BECAME
CUSTOMER                                1995         IN CHAIN      SINCE 1995      SUPPLIED      CUSTOMER
----------------------------------   -----------    -----------    -----------    -----------    --------

AutoZone, Inc. ...................      1,050          1,730            65%          1,730         1995
CSK Auto, Inc. ...................        550            690            25             690         1979
The Pep Boys-Manny, Moe & Jack....        450            650            44             390         1995
Canadian Tire Corporation,
  Limited.........................        450            430            (4)            430         1996
Trak Automotive, Inc. ............        300            200           (33)            200         1978
O'Reilly Automotive, Inc. ........        200            230            15             230         1994
Hi-Lo Automotive, Inc. ...........        250            200           (20)            200         1989
                                     -----------    -----------        ---        -----------
     Total........................      3,250          4,130            27%          3,870
                                     -----------    -----------        ---        -----------
                                     -----------    -----------        ---        -----------

     A significant percentage of the Company's sales has been concentrated among a relatively small number of customers. The Company's three largest customers accounted for approximately 29%, 18% and 18%, respectively, of net sales during fiscal 1997. The Company's four largest customers accounted for approximately 21%, 20%, 18% and 11%, respectively, of the Company's net sales during fiscal 1996.

The Company's three largest customers accounted for approximately 27%, 14% and 12%, respectively, of the Company's net sales during fiscal 1995.

OPERATIONS OF THE COMPANY

CORES

     In its remanufacturing operations, the Company obtains used alternators and starters, commonly known as 'cores,' which are sorted by make and model and stored until needed. When needed for remanufacturing, the cores are completely disassembled into component parts. Components which can be incorporated into the remanufactured product are thoroughly cleaned, tested and refinished. All components known to be subject to major wear, and those components determined not to be reusable or repairable, are replaced by new components. The unit is then reassembled on an assembly line into a finished product. Inspection and testing are conducted at various stages of the remanufacturing process, and each finished product is inspected and tested on equipment designed to simulate performance under operating conditions. Components of cores which are not used by the Company in its remanufacturing process are sold as scrap.

     The majority of the cores remanufactured by the Company are obtained from customers as trade-ins, which are credited against future purchases. The Company's customers encourage consumers to exchange their used units at the time of purchase through the use of credits. To a lesser extent, the Company also purchases cores in the open market from core brokers, who are dealers specializing in buying and selling cores. Although the Company believes that the open market does not and will continue not to represent a primary source of cores, this market offers a reliable source for maintaining stock balance. Other materials and components used in remanufacturing are also purchased in the open market. The ability to obtain cores of the types and quantities required by the Company is essential to the Company's ability to meet demand and expand production.

     The price of a finished product generally is comprised of a separately invoiced amount for the core included in the product ('core value') and an amount for remanufacturing. Upon receipt of a core as a trade-in, credit generally is given to the customer for the amount originally invoiced with respect to that core. The Company limits trade-ins to cores for units included in its sales catalogs and in condition able to be remanufactured. Credit for cores is allowed only against purchases by a customer of similar remanufactured products within a specified time period. A customer's total allowable credit for core trade-ins is further limited by the dollar volume of the customer's purchases of similar products within such time period. Core values fluctuate on the basis of several economic factors, including market availability and demand and core prices then being paid by other remanufacturers and core brokers.

PRODUCTION PROCESS

     The initial step in the Company's remanufacturing process begins with the receipt in boxed quantities of cores from various sources, including trade-ins from customers and purchases in the open market. The cores are assessed and evaluated for inventory control purposes and then sorted by part number. Each core is then completely disassembled into all of its fundamental components. The components are cleaned in a process that employs customized equipment and cleaning materials. The cleaning process is accomplished in accordance with the required specifications of the particular units.

     After the cleaning process is complete, the components are then inspected and tested as prescribed by the Company's rigorous quality control program. This program, which is implemented throughout the operational process, is known as statistical process control. Upon passage of all tests, the components are placed on an automatic conveyor for assembly into the required units. The assembly process is monitored by designated quality control personnel. Each fully assembled unit is then subjected to additional testing to ensure performance and quality. Finished products are then either stored in the Company's warehouse facility or packaged for immediate delivery. To maximize efficiency, the Company stores in its warehousing facilities component parts ready for assembly. The Company's management information systems, including hardware and software, facilitate the remanufacturing process from cores to finished products. This process takes approximately four days.

     The Company generally assembles ignition wires from components manufactured by third parties. The assembly process involves the cutting of predetermined lengths of wire, which have been manufactured to the Company's specifications, and the attaching of terminals to the ends of such wires. The final product ultimately is tested and packaged under the Company's name or customers' private labels.

     The Company conducts business through two wholly-owned foreign subsidiaries, MVR Products Pte Limited ('MVR'), which operates a shipping warehouse and testing facility and maintains office space and remanufacturing capability in Singapore, and Unijoh Sdn, Bhd ('Unijoh'), which conducts in Malaysia remanufacturing operations similar to those conducted by the Company at its remanufacturing facility in Torrance. These foreign operations are conducted with quality control standards and other internal controls similar to those currently implemented at the Company's remanufacturing facilities in Torrance. The facilities of MVR and Unijoh are located approximately one hour drive apart. The Company believes that the operations of its foreign subsidiaries are important because of the lower labor costs experienced by these subsidiaries in the same remanufacturing process.

PRODUCT TRADE-INS

     The Company has a trade-in policy that it believes is typical for the remanufactured automotive replacement parts industry. A manufacturer typically provides a product warranty that is honored whether or not the purchaser continues to do business with the manufacturer. As the Company believes is the practice in its industry, however, the Company accepts product trade-ins only if the purchaser makes future purchases from the Company within a specified time period. Product trade-ins to the Company result only in credits against future purchases. If a customer ceases doing business with the Company, the Company recognizes no further obligations to that customer with respect to product trade-ins and no additional product returns would be accepted by the Company. The customer would return any returnable products to a new remanufacturer maintaining the same policy, which remanufacturer would accept the product trade-ins and grant appropriate credits regardless of whether the units were originally purchased from that new remanufacturer.

     As a result of the product trade-in policy in the Company's industry, the Company accounts for product trade-ins on a current basis. No reserve is made for future product trade-ins since there is no on-going obligation to accept such trade-ins in the absence of continuing sales to the returning customer. The Company believes that its return rate has been consistent with the return rates generally experienced in its industry. In addition, the obligation to accept trade-ins is only recognized as a credit against future sales in the form of a reduction in the purchase price for those sales. The Company's product trade-in policy encompasses all product trade-ins, including cores, true warranty trade-ins, alleged warranty trade-ins and any other product adjustments. The amount of the credit given in connection with a returned unit is equal to the sum of the unit price and the core price.

MARKETING AND DISTRIBUTION

     The Company markets and distributes its products regionally through salaried personnel and independent sales representative. The Company's products are sold under either its registered name and trademark, 'MPA,' or private label names.

     Approximately 85% of the Company's sales are to chains or retail stores, which, the Company believes, constitute the dominant distribution channel in the Company's market. Sales to chains or retail stores involve fewer tiers in the distribution process. Products are delivered directly by or on behalf of the Company to the chain's distribution centers, which then deliver the merchandise directly to the retail stores for purchase by consumers. By contrast, sales to warehouse distributors involve more participants in the distribution network. Products are delivered to warehouse distributors, which then deliver the merchandise to jobbers, which then sell the merchandise to automotive repair facilities as well as to individual motorists. The Company believes that it has obtained significant marketing and distribution, as well as manufacturing, efficiencies through its focus on sales efforts to chains of automotive retail stores.

     Each year, the Company exhibits its products at customer-sponsored trade shows and several major national trade shows, including the trade shows of the Automobile Parts and Accessories Association,

Automotive Parts and Rebuilders Association, the Automotive Service Industries Association and the Automotive Warehouse Distributors Association. The Company believes that its brand name is recognized throughout its industry. The Company prepares and publishes a comprehensive catalog of its starters and alternators, including a pictorial product identification guide and a detailed technical glossary and explanation guide. The Company believes that it maintains one of its market's most extensive catalog and product identification systems, offering one of the widest varieties of alternators and starters available in that market. The Company further believes that certain of its customers' use of and reliance on the catalog and product identification system provide incentives to those customers to continue to purchase products from the Company.

COMPETITION

     The automotive aftermarket industry of remanufacturers and rebuilders of alternators and starters for both imported cars and light trucks is highly competitive. The Company's competitors include several other relatively large sources of remanufactured units and numerous smaller, regional rebuilders. Certain of the Company's competitors sell a wide variety of other automotive parts, thereby establishing broader name recognition in the entire automotive aftermarket. In addition, certain of the Company's competitors are divisions or subsidiaries of entities also engaged in other businesses which have substantially greater resources than those of the Company. The Company also competes with several large regional remanufacturers and with remanufacturers which are franchised by certain original equipment manufacturers to remanufacture their products for regional distribution. Alternators and starters produced by regional and other small rebuilders typically are not processed and finished to the same extent as, and do not compete directly with, the Company's products. The Company also competes with numerous rebuilders which serve comparatively local areas.

     Retailers and other purchasers of replacement automotive parts for resale are constrained to a finite amount of space in which to display and stock products. Consequently, the reputation for quality and customer service which a supplier enjoys is a significant factor in a purchaser's decision as to which product lines to carry in the limited space available. The Company believes that these factors favor the Company, which provides quality replacement automotive products, rapid and reliable delivery capabilities and promotional support. In this regard, there is increasing pressure from customers, particularly larger ones, for suppliers to provide 'just-in-time' delivery, which allows delivery on an as-needed basis to promptly meet customer orders. The Company believes that its ability to provide 'just-in-time' delivery distinguishes it from many of its competitors and provides it a significant competitive advantage and also may represent a barrier to entry to current or future competitors.

     The Company's products have not been patented nor does the Company believe that its products are patentable. The Company will continue to attempt to protect its proprietary processes and other information by relying on trade secret laws and non-disclosure and confidentiality agreements with certain of its employees and other persons who have access to its proprietary processes and other information.

GOVERNMENTAL REGULATION

     The Company's operations are subject to federal, state and local laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company is not subject to any such laws and regulations which are specific to the automotive aftermarket industry. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Potentially significant expenditures, however, could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future. The Company believes, although there can be no assurance, that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its future financial position or results of operations.

EMPLOYEES

     The Company has approximately 625 full time employees. Of the Company's employees, 20 are considered administrative personnel and six are sales personnel. None of the Company's employees is a party to any collective bargaining agreement. The Company has not experienced any work stoppages and considers its employee relations to be satisfactory.

FACILITIES

     The Company maintains facilities in Torrance, California, Roslyn Heights, New York and Nashville, Tennessee. The Torrance facilities contain an aggregate of approximately 352,000 square feet and accommodate most of the Company's corporate headquarters and remanufacturing, warehousing and other office requirements. The Company moved into its initial Torrance facility, consisting of approximately 125,000 square feet, in September 1993. The lease for the initial facility provides for a monthly rental of $44,280 through September 1999, increasing thereafter to $47,601 through March 31, 2002, the termination date of the lease. In September 1995, the Company entered into a lease for an additional approximately 80,000 square feet in a second facility in the same industrial area in Torrance and, in October 1996, increased its leased space in the second facility to a total of approximately 227,000 square feet. The lease for the second facility provides for a base monthly rental of $60,252 through September 1999, increasing thereafter to $64,771 through March 31, 2002, the termination date of the lease. The Company's facilities were designed and equipped according to specifications generated by the Company in order to accommodate the Company's current and projected needs. The Company believes that it operates its facilities and equipment at approximately 50% capacity and that its facilities are sufficient to satisfy its foreseeable production requirements. The Company also maintains an East Coast administrative and sales office in Roslyn Heights, New York. This site contains approximately 1,000 square feet of office space. In October 1995, the Company opened a 31,000-square foot warehouse and distribution facility in Nashville, Tennessee to service the Company's growing East Coast and Southern market. The lease for this facility expires on October 31, 1998 and provides for a monthly rental of $9,331. In addition, the Company has facilities at its subsidiaries' locations in Malaysia and Singapore.

LEGAL PROCEEDINGS

     There are no pending material legal proceedings to which the Company or any of its properties is subject nor, to the knowledge of the Company, are any such legal proceedings threatened.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company, their ages and present positions with the Company, are as follows:

NAME                                            AGE               POSITION WITH THE COMPANY
---------------------------------------------   ---   --------------------------------------------------

Mel Marks....................................   70    Chairman of the Board of Directors and Chief
                                                        Executive Officer
Richard Marks................................   45    President, Chief Operating Officer and Director
Steven Kratz.................................   42    Vice President -- Operations
Peter Bromberg...............................   33    Chief Financial Officer and Assistant Secretary
Karen Brenner................................   41    Director
Selwyn Joffe*................................   40    Director
Mel Moskowitz*...............................   64    Director
Murray Rosenzweig*...........................   73    Director
Gary J. Simon................................   40    Director and Secretary

------------

*  Member of Audit and Compensation Committees

                            ------------------------

     MEL MARKS founded the Company in 1968. Mr. Marks has served as the Company's Chairman of the Board of Directors and Chief Executive Officer since that time. Prior to founding the Company, Mr. Marks was employed for over 20 years by Beck/Arnley-Worldparts, a division of Echlin, Inc., where he served as Vice President. Mr. Marks is based in the Company's New York office.

     RICHARD MARKS joined the Company in 1979. Mr. Marks has served as the Company's Vice President of Sales and, since 1987, its President and Chief Operating Officer. He has served as a director of the Company since 1979. Mr. Marks is based in the Company's Torrance office. Mr. Marks is the son of Mel Marks.

     STEVEN KRATZ has been employed by the Company since 1988. Before joining the Company, he was General Manager of GKN Products Company, a division of Beck/Arnley-Worldparts, a division of Echlin, Inc. As Vice
President -- Operations, Mr. Kratz heads the Company's research and development efforts and manages production, inventory planning and engineering.

     PETER BROMBERG, a certified public accountant, has been the Company's Chief Financial Officer since March 1994. Prior thereto, he was an accountant in the New York City firm of Kraft Haiken & Bell, certified public accountants.

     KAREN BRENNER has served as a director of the Company since September 1997. Since November 1991, Ms. Brenner has been a Managing Director of Noel Group, Inc. ('Noel'), a company holding diversified interests in various businesses, including Lincoln Snacks Company ('Lincoln Snacks') and Carlyle Industries, Inc. ('Carlyle'), as discussed below. Since June 1994, Ms. Brenner has served as Chairman, Chief Executive Officer and a director of Lincoln Snacks, a food products company. Since May 1996, Ms. Brenner has served as Chairman of Carlyle, which distributes sewing and craft products. She also has served as President and Chief Executive Officer of Carlyle since October 1996, and as Vice-Chairman and a director since February 1996. Ms. Brenner currently is a director of On Assignment, Inc., a provider of temporary professionals.

     SELWYN JOFFE has served as a director of the Company since June 1994. Since September 1995, Mr. Joffe also has served as a consultant to the Company. From 1989 until June 1996, Mr. Joffe served as President and Chief Executive Officer of Wolfgang Puck Food Company, LP, which owns and operates restaurants. Since June 1996, Mr. Joffe has been the Chief Executive Officer of Eatertainment LLC, which is in the food and restaurant business.

     MEL MOSKOWITZ has served as a director of the Company since February 1994. In 1957, he founded and, until 1989, served as the President and Chief Executive Officer of Rodi Automotive, Inc., a Company engaged in the automotive parts distribution business. Since that time, Mr. Moskowitz has acted as a private investor.

     MURRAY ROSENZWEIG has served as a director of the Company since February 1994. Since 1973, Mr. Rosenzweig has been the President and Chief Executive Officer of Linden Maintenance Corp., which operates one of the largest fleets of taxicabs in New York City. Mr. Rosenzweig has been a certified public accountant since 1953.

     GARY J. SIMON has served as a director of the Company since September 1997 and has been the Secretary of the Company since August 1995. Mr. Simon has been a partner in the law firm of Parker Chapin Flattau & Klimpl, LLP, since 1993 and has been an attorney with that firm since 1987.

     All directors of the Company hold office until the next annual meeting of the shareholders and until their successors have been elected and qualified. The officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders and hold office until their death, until they resign or until they have been removed from office.

COMMITTEES

     The Company has an Audit Committee of the Board of Directors. The function of the Audit Committee is to oversee the auditing procedures of the Company, receive and accept the reports of the Company's independent certified public accountants, oversee the Company's internal systems of accounting and management controls and make recommendations to the Board of Directors as to the selection and appointment of the auditors for the Company. The Company also has a Compensation Committee of the Board of Directors. The function of the Compensation Committee is to administer, upon delegation of the Board of Directors of the power to administer, the Company's stock option plans, make other relevant compensation decisions of the Company and such other matters relating to compensation as may be prescribed by the Board of Directors.

COMPENSATION OF DIRECTORS

     Each of the Company's non-employee directors receives annual compensation of $10,000, is paid a fee of $2,000 for each meeting of the Board of Directors attended and $500 for each meeting of a committee of the Board of Directors attended and is reimbursed for reasonable out-of-pocket expenses in connection therewith.

     The Company's 1994 Non-Employee Director Stock Option Plan, as amended (the 'Non-Employee Director Plan'), provides that each non-employee director of the Company will be granted thereunder ten-year options to purchase 1,500 shares of Common Stock upon his or her initial election as a director, which options are fully exercisable on the first anniversary of the date of grant. The exercise price of the option will be equal to the fair market value of the Common Stock on the date of grant. The Non-Employee Director Plan was adopted by the Board of Directors on October 1, 1994, and by the shareholders in August 1995, in order to attract, retain and provide incentive to directors who are not employees of the Company. The Board of Directors does not have authority, discretion or power to select participants who will receive options pursuant to the Non-Employee Director Plan, to set the number of shares of Common Stock to be covered by each option, to set the exercise price or period within which the options may be exercised or to alter other terms and conditions specified in such plan. To date, options to purchase 7,500 shares of Common Stock have been granted under the Non-Employee Director Plan, none of which has been exercised.

     In addition, the Company's 1994 Stock Option Plan (the '1994 Stock Option Plan') provides that each non-employee director of the Company receive formula grants of stock options as described below. Each person who served as a non-employee director of the Company during all or part of a fiscal year (the 'Fiscal Year') of the Company, including March 31 of that Fiscal Year, will receive on the immediately following April 30 (the 'Award Date'), as compensation for services rendered in that Fiscal Year, an award under the 1994 Stock Option Plan of immediately exercisable ten-year options to purchase 1,500 shares of Common Stock (a 'Full Award') at an exercise price equal to the fair market value of the Common Stock on the Award Date. Each non-employee director who served during less than all of the Fiscal Year is awarded one-twelfth of a Full Award for each month or portion thereof that he or she served as a non-employee director of the Company. As formula grants under the 1994 Stock Option Plan, the foregoing grants of options to directors are not subject to the determinations of the Board of Directors or the Compensation Committee.

     In September 1995, the Company entered into a three-year consulting agreement with Selwyn Joffe, a director of the Company, pursuant to which Mr. Joffe provides certain financial advisory and consulting services to the Company. The agreement provides that Mr. Joffe receive, on that date and on each of the next two anniversaries of that date, subject to his continuing performance under the consulting agreement, as compensation for his services thereunder, a grant of immediately exercisable ten-year options to purchase 15,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the annual compensation of the Company's chief executive officer and other most highly compensated executive officers, whose salary and bonus exceeded $100,000 for fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                 ANNUAL COMPENSATION               ------------
                                      ------------------------------------------      SHARES
                                                                  OTHER ANNUAL      UNDERLYING          ALL OTHER
              NAME AND                       SALARY     BONUS    COMPENSATION(1)     OPTIONS         COMPENSATION(2)
         PRINCIPAL POSITION           YEAR     ($)       ($)           ($)             (#)                 ($)
------------------------------------  ----   -------   -------   ---------------   ------------      ---------------

Mel Marks ..........................  1997   300,231   150,000            --              --              16,292
  Chairman of the Board and Chief     1996   252,000   175,000            --              --                  --
  Executive Officer                   1995   252,969    50,000            --              --                  --
Richard Marks ......................  1997   300,231   150,000        12,695          50,000                 135
  President and Chief Operating       1996   252,145   175,000         9,060              --                  --
  Officer                             1995   252,969    50,000            --              --                  --
Steven Kratz .......................  1997   175,214    87,500         6,501          20,000(3)               --
  Vice President -- Operations        1996   152,395    75,000         4,569          35,000(3)               --
                                      1995   128,442    10,000            --              --                  --
Peter Bromberg .....................  1997   119,711    48,000         4,597          12,500(3)               --
  Chief Financial Officer and         1996   100,057    40,000         3,180           5,000(3)               --
  Assistant Secretary                 1995    85,000        --            --              --                  --

------------
(1) Represents amounts subject to the Company's non-qualified deferred compensation plan contributed on the executive employee's behalf by the Company.
(2) Consists of the dollar value of split-dollar life insurance benefits.
(3) These options were repriced during fiscal 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR



                                             PERCENT OF
                         SECURITIES        TOTAL OPTIONS
                         UNDERLYING          GRANTED TO       EXERCISE
                       OPTIONS GRANTED      EMPLOYEES IN        PRICE
NAME                         (#)           FISCAL 1997(4)     ($/SHARE)     EXPIRATION DATE
---------------------- ---------------     --------------     ---------    ------------------

Richard Marks.........      50,000(1)           28.1%           14.69      November 28, 2006
Steven Kratz..........      20,000(2)           11.3%           10.63(5)   April 17, 2006
Peter Bromberg........      12,500(3)            7.0%           10.63(5)   April 17, 2006


                                    POTENTIAL REALIZABLE
                                       VALUE AT ASSUMED
                                    ANNUAL RATES OF STOCK
                                     PRICE APPRECIATION
                                             FOR
                                         OPTION TERMS
                              --------------------------------
NAME                               5%($)                10%($)
----------------------        --------------        -----------
Richard Marks.........           461,923              1,170,604
Steven Kratz..........           133,703                338,830
Peter Bromberg........            83,564                211,769

------------
(1) The options are currently exercisable as to 25,000 shares and exercisable as to 25,000 shares commencing December 2, 1997.
(2) The options are exercisable commencing April 18, 1999.
(3) The options are currently exercisable as to 10,000 shares and exercisable as to 2,500 shares commencing April 18, 1998.
(4) Does not double-count options both granted and repriced during fiscal 1997.
(5) The options were repriced during fiscal 1997 from $16.00 per share to $10.63 per share.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                                        SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                       SHARES ACQUIRED     VALUE          AT FISCAL YEAR END          AT FISCAL YEAR END(1)
                         ON EXERCISE      REALIZED    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
NAME                         (#)           ($)(1)                (#)                           ($)
--------------------   ---------------    --------    --------------------------    --------------------------

Richard Marks.......             0               0           25,000/25,000                     0/0
Steven Kratz........        10,000         115,750           60,000/40,000               406,950/132,400
Peter Bromberg......         5,000          57,250           15,000/17,500               119,100/ 57,925

------------

(1) Based on the fair market value per share of $13.94 on the last day of fiscal 1997.

                            ------------------------
     The Company maintains individual term life insurance policies covering each of Mel Marks, Richard Marks and Steven Kratz in the amount of $1,400,000, $1,650,000 and $1,000,000, respectively. The Company is the sole beneficiary under these policies. The Company has obtained directors' and officers' liability insurance in the amount of $15,000,000. The annual premium for this insurance is $108,900.

     The Company funds on a split dollar basis approximately $6,000,000 of survivorship life insurance on the joint lives of Mel Marks and his wife. The aggregate annual premiums are approximately $69,300. The Company also funds on a split dollar basis approximately $4,500,000 of survivorship life insurance on the joint lives of Richard Marks and his wife. The aggregate annual premiums are approximately $24,200. Under the agreements, the Company will be reimbursed for its premium costs either by insurance proceeds upon the death of the insureds or out of the cash surrender value or otherwise upon termination of the arrangement.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement, as amended to date, with Mel Marks pursuant to which he is employed full-time as the Company's Chairman of the Board and Chief Executive Officer. The agreement expires in September 1999 and provides for an annual base salary of $300,000. The Company's Board of Directors also may grant bonuses or increase the base salary payable to Mr. Marks. In addition to his cash compensation, Mr. Marks receives an automobile allowance and other benefits, including those generally provided to other employees of the Company. The agreement further provides for a severance payment of one year's salary upon termination of employment under certain circumstances. In addition, in the event of the termination of employment (including termination by Mr. Marks for 'good reason') within two years after a 'change in control' of the Company, Mr. Marks will (except if termination is for cause) be entitled to receive a lump sum payment equal in amount to the sum of
(i) Mr. Marks' base salary and average three-year bonus through the termination date and (ii) three times the sum of such salary and bonus. In addition, the Company must in such circumstances continue Mr. Marks' then current employee benefits for the remainder of the term of the employment agreement. In no case, however, may Mr. Marks receive any payment or benefit in connection with a change in control in excess of 2.99 times his 'base amount' (as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended (the 'Code')).

     The Company has entered into an employment agreement, as amended to date, with Mr. Richard Marks pursuant to which he is employed full-time as the Company's President and Chief Operating Officer. The agreement expires in September 2000 and provides for an annual base salary of $400,000. The Company's Board of Directors also may grant bonuses or increase the base salary payable to Mr. Marks. In addition to his cash compensation, Mr. Marks receives an automobile allowance and other benefits, including those generally provided to other employees of the Company. The agreement further provides for a severance payment of one year's salary upon termination of employment under certain circumstances. In addition, in the event of the termination of employment (including termination by Mr. Marks for 'good reason') within two years after a 'change in control' of the Company, Mr. Marks will (except if termination is for cause) be entitled to receive a lump-sum payment equal in amount to the sum of
(i) Mr. Marks' base salary and average three-year bonus through the termination date and (ii) three times the sum of such salary and bonus. In addition, the Company must in such circumstances continue Mr. Marks' then current employee benefits for the remainder of the term of the employment agreement. In no case, however, may Mr. Marks receive any payment or benefit in connection with a change in control in excess of 2.99 times his 'base amount' (as that term is defined in Section 280G of the Code). Mr. Marks also has been granted options under the 1994 Stock Option Plan to purchase 50,000 shares of Common Stock at an exercise price equal to at least 110% of the fair market value of the Common Stock on the date of grant.

     The Company has entered into an employment agreement, as amended to date, with Mr. Steven Kratz pursuant to which he is employed full-time as the Company's Vice President -- Operations. The agreement expires in September 1999 and provides for an annual base salary of $225,000. The Company's Board of Directors also may grant bonuses or increase the base salary payable to Mr. Kratz. In addition to his cash compensation, Mr. Kratz has exclusive use of a Company-owned automobile and he receives additional benefits, including those that are generally provided to other employees of the Company. Pursuant to the agreement, Mr. Kratz also has been granted options under the 1994 Stock Option Plan to purchase 120,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the respective dates of grant, 35,000 of which have been exercised.

     The Company has entered into an employment agreement, as amended to date, with Mr. Peter Bromberg pursuant to which he is employed full-time as the Company's Chief Financial Officer. The agreement expires in September 1998 and provides for an annual base salary of $145,000. In addition to his cash compensation, Mr. Bromberg receives an automobile allowance and additional benefits, including those that are generally provided to other employees of the Company. Pursuant to the agreement, Mr. Bromberg also has been granted options under the 1994 Stock Option Plan to purchase 37,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the respective dates of grant, 7,500 of which have been exercised.

     In conformity with the Company's policy, all of its directors and officers execute confidentiality and nondisclosure agreements upon the commencement of employment with the Company. The agreements generally provide that all inventions or discoveries by the employee related to the Company's business and all confidential information developed or made known to the employee during the term of employment shall be the exclusive property of the Company and shall not be disclosed to third parties without prior approval of the Company. The Company's employment agreements with Messrs. Marks and Bromberg also contain non-competition provisions that preclude each employee from competing with the Company for a period of two years from the date of termination of his employment. The Company's employment agreement with Mr. Kratz contains a non-competition provision which precludes him from competing with the Company for a period of one year from the date of termination of his employment. Public policy limitations and the difficulty of obtaining injunctive relief may impair the Company's ability to enforce the non-competition and nondisclosure covenants made by its employees.

EXECUTIVE AND KEY EMPLOYEE INCENTIVE BONUS PLAN

     In August 1995, the Board of Directors approved the adoption of the Company's Executive and Key Employee Incentive Bonus Plan (the 'Bonus Plan'). The purpose of the Bonus Plan is to provide an incentive for (i) each officer of the Company elected by the Board of Directors and not excluded by the Compensation Committee, including the executive officers named in the Summary Compensation Table, and (ii) each key employee expressly included by the Compensation Committee (collectively, the 'Participants') to achieve substantial increases in the profitability of the Company in comparison to the Company's performance in the previous fiscal year by providing bonus compensation tied to such increases in profitability.

     The Bonus Plan is administered by the Compensation Committee, which has the power and authority to take all actions and make all determinations which it deems necessary or desirable to effectuate, administer or interpret the Bonus Plan, including the power and authority to extend, amend, modify or terminate the Bonus Plan at any time and to change award periods and determine the time or times for payment of bonuses. The Compensation Committee establishes the bonus targets and performance goals and establishes any other measures as may be necessary to meet the objectives of the Bonus Plan.

     No bonuses will be awarded under the Bonus Plan unless the earnings before interest and taxes, exclusive of extraordinary items, of a fiscal year exceeds such earnings for the prior fiscal year by at least 20%. Under the Bonus Plan, Participants are grouped into four classes, with each class having a different range of bonus payments for achieving specified targets of such earnings. The maximum bonus payments, payable in the event that such earnings for a fiscal year exceed such earnings for the prior fiscal year by 40%, range among the groups from 27% to 50% of base salary.

                              CERTAIN TRANSACTIONS

     In April 1997, the Company acquired all of the outstanding capital stock of MVR Products Pte Limited ('MVR') and Unijoh Sdn, Bhd ('Unijoh') from its shareholders, Mel Marks, Richard Marks and Vincent Quek (each of whom owned one-third of each acquired entity). Each of Messrs. Marks is a director, executive officer and more than five percent shareholder of the Company. Prior to the acquisition, substantially all of the business of MVR and Unijoh had been conducted in connection with the business of the Company. MVR operates a shipping warehouse and testing facility and maintains office space and remanufacturing capability in Singapore. Unijoh conducts in Malaysia remanufacturing operations similar to those conducted by the Company at its remanufacturing facilities in Torrance. The aggregate purchase price for both acquired entities was 145,455 shares of Common Stock of the Company. The shares of Common Stock were not registered for sale pursuant to the Securities Act of 1933, nor were any registration rights granted by the Company to the selling shareholders. In addition, the shares of Common Stock are subject to a lock-up arrangement with the Company releasing for public resale one-fourth of such shares on each of the first four anniversaries of the acquisition. The purchase price and other terms of the acquisitions were determined by the Special Committee of the Board of Directors of the Company following negotiations with the selling shareholders. In connection with, and as a condition to, the acquisitions, the Special Committee received a fairness opinion from Houlihan Lokey Howard & Zukin, a specialty investment banking firm. The Special Committee approved the acquisitions on March 21, 1997, on which date the closing price per share of the Common Stock of the Company on the Nasdaq National Market was $13.75.

     In September 1995, Selwyn Joffe, a director of the Company, entered into a consulting agreement with the Company pursuant to which he provides certain financial advisory and consulting services to the Company. The agreement provided that Mr. Joffe receive, as compensation for his services thereunder, a grant on the first day of each year during the term of the agreement of immediately exercisable options to purchase 15,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant.

     In September 1997, Karen Brenner, a director of the Company, entered into a two-year agreement with the Company pursuant to which she provides certain management and financial advisory and consulting services to the Company. The agreement provides that Ms. Brenner receive, as compensation for her services thereunder, an annual consulting fee of $60,000, ten-year options to purchase 30,000 shares of Common Stock exercisable as to one-half of such shares commencing on each of the date of grant and the first anniversary thereof and having an exercise price per share equal to the fair market value of the Common Stock on the date of grant, and transaction fees in the event of certain acquisition or disposition transactions by the Company.

     Gary J. Simon, a director and Secretary of the Company, is a partner in the law firm of Parker Chapin Flattau & Klimpl, LLP, which is counsel to the Company. In September 1997, Mr. Simon entered into a two-year employment agreement with the Company pursuant to which he receives, as compensation for his services thereunder, an annual amount of $100,000, ten-year options to purchase 50,000 shares of Common Stock exercisable as to one-half of such shares commencing on each of the date of grant and the first anniversary thereof and having an exercise price per share equal to the fair market value of the Common Stock on the date of grant, and a severance benefit in the event of a change in control of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 13, 1997 and as adjusted to reflect the sale of Common Stock by the Company and the Selling Shareholders in this offering by (i) each of the Company's directors, (ii) each person named in the Summary Compensation Table, (iii) all executive officers and directors as a group, (iv) all persons known by the Company to be the beneficial owners of more than five percent of the Company's Common Stock and (v) the Selling Shareholders.

                                                 SHARES BENEFICIALLY      NUMBER       SHARES BENEFICIALLY
                                                    OWNED PRIOR TO          OF             OWNED AFTER
                                                     THE OFFERING         SHARES           THE OFFERING
                                                 --------------------      BEING      --------------------
NAME                                             NUMBER(1)    PERCENT     OFFERED     NUMBER(1)    PERCENT
----------------------------------------------   ---------    -------    ---------    ---------    -------

Mel Marks.....................................     764,411      15.0      100,000       664,411      10.4%
Richard Marks(2)..............................     588,122      11.4      150,000       438,122       6.8%
Gary J. Simon(3)..............................     278,714       5.4           --       278,714       4.3%
Steven Kratz(4)...............................      35,000         *           --        35,000         *
Peter Bromberg(5).............................      28,400         *           --        28,400         *
Karen Brenner(6)..............................      15,000         *           --        15,000         *
Selwyn Joffe(7)...............................      40,750         *           --        40,750         *
Mel Moskowitz(8)..............................       8,000         *           --         8,000         *
Murray Rosenzweig(8)..........................      19,000         *           --        19,000         *
Directors and executive officers as a group (9
  persons)(9).................................   1,634,540      30.7     250,000     1,384,540      20.9%

------------

*  Less than 1%.

(1) The listed shareholders, unless otherwise indicated in the footnotes below, have direct ownership over the amount of shares indicated in the table.

(2) Includes 50,000 shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan, 142,857 shares held by The Richard Marks Trust, of which Richard Marks is a Trustee and a beneficiary, 4,750 shares held by Mr. Marks' wife and 8,996 shares held by his son. The Richard Marks Trust is a family trust set up by Mel Marks for the benefit of certain of his grandchildren and his son, Richard Marks. Gary J. Simon and Richard Marks are Trustees of this trust and share voting and dispositive power with respect to the shares owned by this trust. See footnote (3) below.

(3) Gary J. Simon, by virtue of his shared voting and dispositive power as a Trustee over the shares held by both The Richard Marks Trust and The Debra Schwartz Trust (the 'Family Trusts'), may be deemed the beneficial owner of a total of 250,714 shares, representing the aggregate share holdings of the Family Trusts. The Debra Schwartz Trust is a family trust set up by Mel Marks for the benefit of certain of his grandchildren and his daughter, Debra Schwartz. Mr. Simon and Ms. Schwartz are Trustees of this trust and share voting and dispositive power with respect to the shares owned by this trust. See footnote (2) above. Mr. Simon disclaims beneficial ownership of the shares held by the Family Trusts. The number of shares indicated also includes 25,000 shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan. The address for Mr. Simon is c/o Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036.

(4) Represents shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan.

(5) Includes 27,500 shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan.

(6) Represents shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan.

(7) Represents 24,250 shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan, 15,000 shares issuable upon exercise of stock options granted under the 1996 Stock Option Plan and 1,500 shares issuable upon exercise of stock options granted under the Non-Employee Director Plan.

(8) Includes 4,500 shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan and 1,500 shares issuable upon exercise of stock options granted under the Non-Employee Director Plan.

(9) Includes 185,750 shares issuable upon exercise of stock options granted under the 1994 Stock Option Plan, 15,000 shares issuable upon exercise of stock options granted under the 1996 Stock Option Plan and 4,500 shares issuable upon exercise of stock options granted under the Non-Employee Director Plan.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation.

COMMON STOCK

     The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.01 per share. As of the date of this Prospectus, the Company had 46 shareholders of record and the Company believes its Common Stock is beneficially owned by approximately 1,100 holders.

     Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized and validly issued, fully paid and nonassessable.

     Upon completion of this offering and assuming no exercise of the Underwriters' over-allotment options, certain principal shareholders of the Company, Mel Marks, Richard Marks and the Family Trusts, will retain ownership of approximately 18.7% of the outstanding Common Stock. As a result of their holdings, these principal shareholders, voting together, will have a disproportionate ability to affect the election of the members of the Company's Board of Directors and control the affairs and management of the Company and the outcome of any issues which may be subject to a vote of the Company's shareholders, including amendments to the Company's Restated Certificate of Incorporation, as amended (the 'Certificate of Incorporation'), mergers, share exchanges, the sale of all or substantially all of the Company's assets, going private transactions and other fundamental transactions. Such control could adversely affect the market price of the Common Stock.

PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

     No shares of preferred stock will be outstanding as of the closing of this offering and the Company has no present plans for the issuance thereof. The issuance of any such preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. The ability of the Board of Directors to issue preferred stock could discourage, delay, or prevent a takeover of the Company. See 'Risk Factors -- Anti-Takeover Effects of Preferred Stock.'

WARRANTS

     In March 1994, in connection with the Company's initial public offering, the Company issued warrants to purchase 105,000 shares of Common Stock at an exercise price of $7.20 per share to the representative of the underwriters in that offering. Warrants to purchase an aggregate of 1,000 shares of Common Stock are outstanding. The shares underlying such warrants have been registered pursuant to a registration statement on Form S-3 filed with the Commission.

TRANSFER AGENT

     Continental Stock Transfer & Trust Company, New York, New York is the transfer agent for the Common Stock.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each underwriter named below (the 'Underwriters') has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                                               NUMBER
                                           NAME                                               OF SHARES
-------------------------------------------------------------------------------------------   ---------

Smith Barney Inc...........................................................................
A.G. Edwards & Sons, Inc...................................................................

                                                                                              ---------
     Total.................................................................................   1,550,000
                                                                                              ---------
                                                                                              ---------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by Cahill Gordon & Reindel, their counsel, and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and A.G. Edwards & Sons, Inc. are acting as the Representatives, initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which
represents a concession not in excess of $      per share below the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share to certain other dealers. After the
initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 232,500 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the Common Stock. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     In connection with the offering of the Common Stock and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if, prior to termination of price and trading restrictions, the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at a cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Company and its officers and directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     The rules of the Securities and Exchange Commission (the 'Commission') generally prohibit the Underwriters from making a market in the Common Stock of the Company during the two business days prior to commencement of sales in this Offering (the 'Cooling Off Period'). The Commission has, however, adopted Rule 10b-6A under the Securities Exchange Act of 1934 ('Rule 10b-6A'), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market marker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock of the Company during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036. Gary J. Simon, a Partner of Parker Chapin Flattau & Klimpl, LLP, is the Secretary and a Director of the Company. See 'Management' and 'Principal and Selling Shareholders.' Certain legal matters in connection with the offering will be passed upon for the Underwriters by Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005.

                                    EXPERTS

     The financial statements of the Company as at March 31, 1997 and 1996 and for each of the years in the three-year period ended March 31, 1997 included in this Prospectus have been audited by Richard A. Eisner & Company, LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission, including the Registration Statement on Form S-2 of which this Prospectus is a part, and the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission (http://www.sec.gov). Such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus does not contain all the information set forth in the Registration Statement on Form S-2 (the 'Registration Statement') of which this Prospectus forms a part, including exhibits relating thereto, which has been filed with the Commission in Washington, D.C. Copies of the Registration Statement and the exhibits thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the offices of the Commission.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                            PAGE
                                                                                                           NUMBER
                                                                                                           ------

Report of Independent Auditors..........................................................................     F-2

Balance Sheets as of March 31, 1996, March 31, 1997 and June 30, 1997 (unaudited).......................     F-3

Statements of Income for Each of the Years in the Three-Year Period Ended March 31, 1997 and for the
  Three Months Ended June 30, 1996 (unaudited) and June 30, 1997 (unaudited)............................     F-4

Statements of Changes in Shareholders' Equity for Each of the Years in the Three-Year Period Ended March
  31, 1997 and for the Three Months Ended June 30, 1997 (unaudited).....................................     F-5

Statements of Cash Flows for Each of the Years in the Three-Year Period Ended March 31, 1997 and for the
  Three Months Ended June 30, 1996 (unaudited) and June 30, 1997 (unaudited)............................     F-6

Notes to Financial Statements...........................................................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
MOTORCAR PARTS & ACCESSORIES, INC.
Torrance, California

     We have audited the accompanying balance sheets of Motorcar Parts & Accessories, Inc. as at March 31, 1997 and March 31, 1996 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Motorcar Parts & Accessories, Inc. at March 31, 1997 and March 31, 1996 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

RICHARD A. EISNER & COMPANY, LLP
New York, New York
May 16, 1997

                       MOTORCAR PARTS & ACCESSORIES, INC.
                                 BALANCE SHEETS

                                                                               MARCH 31,
                                                                       --------------------------     JUNE 30,
                                                                          1996           1997           1997
                                                                       -----------    -----------    -----------
                                                                                                     (UNAUDITED)

                          ASSETS (NOTE F)
Current assets:
     Cash and cash equivalents (Note A[1])..........................   $   164,000    $ 3,539,000    $ 3,084,000
     Short-term investments (Notes A[2] and B)......................     8,336,000                        92,000
     Accounts receivable -- net of allowance for doubtful accounts
       of $100,000, $200,000 and $200,000, respectively (Note J)....    17,264,000     22,328,000     22,985,000
     Inventory (Notes A[3] and C)...................................    28,551,000     41,862,000     52,108,000
     Prepaid expenses and other current assets......................       637,000        593,000        700,000
     Deferred income tax asset (Notes A[4] and K)...................       226,000        142,000        142,000
                                                                       -----------    -----------    -----------
          Total current assets......................................    55,178,000     68,464,000     79,111,000
Long-term investments (Notes A[2] and B)............................     2,393,000      1,874,000        900,000
Plant and equipment -- net (Notes A[7] and D).......................     2,469,000      4,291,000      4,809,000
Other assets........................................................       149,000        881,000        363,000
                                                                       -----------    -----------    -----------
               Total................................................   $60,189,000    $75,510,000    $85,183,000
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

                            LIABILITIES
Current liabilities:
     Current portion of capital lease obligations (Note E)..........   $   554,000    $   743,000    $   668,000
     Accounts payable and accrued expenses..........................     8,855,000     13,777,000     15,348,000
     Income taxes payable (Notes A[6] and K)........................     1,331,000      2,005,000      1,766,000
     Due to affiliate (Note G)......................................       184,000        139,000        142,000
                                                                       -----------    -----------    -----------
          Total current liabilities.................................    10,924,000     16,664,000     17,924,000
Long-term debt (Note F).............................................    14,541,000     17,496,000     24,584,000
Capitalized lease obligations -- less current portion (Note E)......       594,000        343,000        211,000
Other liabilities...................................................                      570,000        736,000
Deferred income tax liability (Notes A[6] and K)....................        99,000        329,000        329,000
                                                                       -----------    -----------    -----------
          Total.....................................................    26,158,000     35,402,000     43,784,000
                                                                       -----------    -----------    -----------
Commitments and other matters (Notes H, I and J)

                   SHAREHOLDERS' EQUITY (NOTE L)
Preferred stock; par value $.01 per share, 5,000,000 shares
  authorized; none issued
Common stock; par value $.01 per share, 20,000,000 shares
  authorized; 4,819,750, 4,867,500 and 5,039,400 shares issued and
  outstanding.......................................................        48,000         49,000         50,000
Additional paid-in capital..........................................    28,431,000     28,973,000     29,092,000
Retained earnings...................................................     5,552,000     11,086,000     12,257,000
                                                                       -----------    -----------    -----------
          Total shareholders' equity................................    34,031,000     40,108,000     41,399,000
                                                                       -----------    -----------    -----------
               Total................................................   $60,189,000    $75,510,000    $85,183,000
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

  The accompanying notes to financial statements are an integral part hereof.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                              STATEMENTS OF INCOME

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                  YEAR ENDED MARCH 31,                        JUNE 30,
                                        -----------------------------------------    --------------------------
                                           1995           1996           1997           1996           1997
                                        -----------    -----------    -----------    -----------    -----------
                                                                                            (UNAUDITED)

Income:
     Net sales (Note A[6])...........   $39,235,000    $64,358,000    $86,872,000    $18,375,000    $21,784,000
                                        -----------    -----------    -----------    -----------    -----------
Operating expenses:
     Cost of goods sold..............    30,690,000     50,965,000     69,255,000     14,713,000     17,504,000
     Research and development........                                     185,000                       145,000
     Selling expenses................     1,498,000      1,984,000      2,305,000        540,000        621,000
     General and administrative
       expenses......................     3,704,000      4,577,000      4,974,000      1,194,000      1,215,000
                                        -----------    -----------    -----------    -----------    -----------
          Total operating expenses...    35,892,000     57,526,000     76,719,000     16,447,000     19,485,000
                                        -----------    -----------    -----------    -----------    -----------
Operating income.....................     3,343,000      6,832,000     10,153,000      1,928,000      2,299,000
Interest expense (net of interest
  income of $73,000 and $219,000
  for 1995, 1996 and 1997,
  respectively)......................       540,000        833,000      1,090,000        211,000        396,000
                                        -----------    -----------    -----------    -----------    -----------
Income before income taxes...........     2,803,000      5,999,000      9,063,000      1,717,000      1,903,000
Provision for income taxes (Notes
  A[4] and K)........................     1,197,000      2,353,000      3,529,000        680,000        732,000
                                        -----------    -----------    -----------    -----------    -----------
Net income...........................   $ 1,606,000    $ 3,646,000    $ 5,534,000    $ 1,037,000    $ 1,171,000
                                        -----------    -----------    -----------    -----------    -----------
                                        -----------    -----------    -----------    -----------    -----------
Weighted average common shares
  outstanding (Note A[7])............     3,295,000      3,939,000      5,007,000      4,982,000      5,152,000
Net income per common share..........   $      0.49    $      0.93    $      1.11    $      0.21    $      0.23
                                        -----------    -----------    -----------    -----------    -----------
                                        -----------    -----------    -----------    -----------    -----------

  The accompanying notes to financial statements are an integral part hereof.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                    (NOTE L)

                                                   COMMON STOCK
                                               --------------------    ADDITIONAL
                                               NUMBER OF                 PAID-IN       RETAINED
                                                SHARES      AMOUNT       CAPITAL       EARNINGS         TOTAL
                                               ---------    -------    -----------    -----------    -----------

Balance -- March 31, 1994...................   3,207,500    $32,000    $ 8,078,000    $   300,000    $ 8,410,000
          Net income........................                                            1,606,000      1,606,000
                                               ---------    -------    -----------    -----------    -----------
Balance -- March 31, 1995...................   3,207,500     32,000      8,078,000      1,906,000     10,016,000
     Proceeds from exercise of warrants and
       options..............................     112,250      1,000        867,000                       868,000
     Proceeds from public offering (net of
       costs of $1,874,000).................   1,500,000     15,000     19,486,000                    19,501,000
          Net income........................                                            3,646,000      3,646,000
                                               ---------    -------    -----------    -----------    -----------
Balance -- March 31, 1996...................   4,819,750     48,000     28,431,000      5,552,000     34,031,000
     Proceeds from exercise of options......      47,750      1,000        355,000                       356,000
     Tax benefit from exercise of options...                               187,000                       187,000
          Net income........................                                            5,534,000      5,534,000
                                               ---------    -------    -----------    -----------    -----------
Balance -- March 31, 1997...................   4,867,500    $49,000    $28,973,000    $11,086,000    $40,108,000
     Proceeds from exercise of options......      26,445                   120,000                       120,000
     Issuance of shares for MVR and
       Unijoh...............................     145,455      1,000         (1,000)
Net income for the three months ended June
  30, 1997..................................                                            1,171,000      1,171,000
                                               ---------    -------    -----------    -----------    -----------
Balance -- June 30, 1997 (unaudited)........   5,039,400    $50,000    $29,092,000    $12,257,000    $41,399,000
                                               ---------    -------    -----------    -----------    -----------
                                               ---------    -------    -----------    -----------    -----------

  The accompanying notes to financial statements are an integral part hereof.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                            STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED MARCH 31,                THREE MONTHS ENDED JUNE 30,
                                                     -------------------------------------------    ---------------------------
                                                        1995            1996            1997           1996            1997
                                                     -----------    ------------    ------------    -----------    ------------
                                                                                                            (UNAUDITED)
Cash flows from operating activities:
     Net income....................................  $ 1,606,000    $  3,646,000    $  5,534,000    $ 1,037,000    $  1,171,000
     Adjustments to reconcile net income to net
       cash (used in) operating activities:
          Depreciation and amortization............      306,000         429,000         717,000        136,000         244,000
          (Increase) decrease in:
               Accounts receivable.................   (6,409,000)     (6,589,000)     (5,064,000)      (838,000)       (657,000)
               Inventory...........................   (4,886,000)    (16,434,000)    (13,311,000)    (1,654,000)    (10,246,000)
               Prepaid expenses and other current
                 assets............................     (115,000)       (300,000)         44,000       (186,000)       (107,000)
               Other assets........................       29,000         (50,000)       (732,000)       (53,000)        518,000
               Deferred income taxes...............       20,000         (82,000)        314,000
          Increase (decrease) in:
               Accounts payable and accrued
                 expenses..........................    2,486,000       3,094,000       5,134,000     (1,809,000)      1,571,000
               Income taxes payable................      290,000         785,000         861,000       (721,000)       (239,000)
               Due to affiliate....................      (48,000)        157,000         (45,000)       (35,000)          3,000
               Other liabilities...................                                      570,000                        166,000
                                                     -----------    ------------    ------------    -----------    ------------
                    Net cash (used in) operating
                      activities...................   (6,721,000)    (15,344,000)     (5,978,000)    (4,123,000)     (7,576,000)
                                                     -----------    ------------    ------------    -----------    ------------
Cash flows from investing activities:
     Purchase of property, plant and equipment.....     (375,000)       (657,000)     (2,085,000)       (79,000)       (762,000)
     Change in investments.........................     (616,000)    (10,113,000)      8,855,000      6,646,000         882,000
                                                     -----------    ------------    ------------    -----------    ------------
                    Net cash provided by (used in)
                      investing activities.........     (991,000)    (10,770,000)      6,770,000      6,567,000         120,000
                                                     -----------    ------------    ------------    -----------    ------------
Cash flows from financing activities:
     Net increase (decrease) in line of credit.....    4,683,000       5,552,000       2,955,000     (2,458,000)      7,088,000
     Payments on capital lease obligation..........     (158,000)       (254,000)       (728,000)       (66,000)       (207,000)
     Proceeds from public offerings................                   19,501,000
     Proceeds from exercise of warrants and
       options.....................................                      868,000         356,000         32,000         120,000
                                                     -----------    ------------    ------------    -----------    ------------
                    Net cash provided by (used in)
                      financing activities.........    4,525,000      25,667,000       2,583,000     (2,492,000)      7,001,000
                                                     -----------    ------------    ------------    -----------    ------------
Net increase (decrease) in cash and cash
  equivalents......................................   (3,187,000)       (447,000)      3,375,000        (48,000)       (455,000)
Cash and cash equivalents -- beginning of year.....    3,798,000         611,000         164,000        164,000       3,539,000
                                                     -----------    ------------    ------------    -----------    ------------
Cash and cash equivalents -- end of year...........  $   611,000    $    164,000    $  3,539,000    $   116,000    $  3,084,000
                                                     -----------    ------------    ------------    -----------    ------------
                                                     -----------    ------------    ------------    -----------    ------------
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest.................................  $   572,000    $  1,035,000    $  1,262,000    $   305,000    $    378,000
          Income taxes.............................      862,000       1,590,000       2,354,000      1,401,000         971,000
     Noncash investing and financing activities:
          Property acquired under capital lease....       93,000         707,000         454,000        252,000
          Property acquired included in accounts
            payable and accrued expenses at March
            31, 1996 and financed through a
            capitalizable lease during fiscal
            1997...................................                      212,000         212,000

  The accompanying notes to financial statements are an integral part hereof.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                         NOTES TO FINANCIAL STATEMENTS

(NOTE A) -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

     Motorcar Parts & Accessories, Inc. (the 'Company') remanufactures and distributes alternators and starters and assembles and distributes spark plug wire sets for the automotive aftermarket industry (replacement parts sold for use on vehicles after initial purchase). These automotive parts are sold to automotive retail chains and warehouse distributors throughout the United States.

[1] CASH EQUIVALENTS:

     The Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents.

[2] INVESTMENTS:

     The Company's marketable securities are classified as available for sale and reported at fair value which approximates amortized cost. Any unrealized gains or losses are classified as a separate component of shareholders' equity.

[3] INVENTORY:

     Inventory is stated at the lower of cost or market; cost being determined by the average cost method.

[4] INCOME TAXES:

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ('SFAS 109'), 'Accounting for Income Taxes' which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting asset or liability is adjusted to reflect changes in the tax laws as they occur.

[5] DEPRECIATION AND AMORTIZATION:

     Property and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful life or the term of the lease.

[6] REVENUE RECOGNITION:

     The Company recognizes sales when products are shipped. The Company obtains used alternator and starter units, commonly known as cores, from its customers as trade-ins and by purchasing them from vendors. Cores are an essential material needed for remanufacturing operations. During the year ended March 31, 1997, the Company implemented a new accounting presentation with respect to its reporting of sales. In the past, net sales were reduced by the core inventory value to reflect deductions for cores returned for credit from customers ('core trade-ins') and by the value of the credits issued in excess of core inventory value ('product trade-ins'). Cost of goods sold was reduced for core trade-ins only. As reclassified, net sales are reduced by product trade-ins and other deductions and allowances only and core trade-ins are included in cost of goods sold. Net sales and cost of goods sold for the years ended March 31, 1996 and March 31, 1995 were reclassified to reflect this change.

     Trade-ins are recorded upon receipt of cores from customers. Credits for core and product trade-ins are allowed only against future purchases of similar remanufactured products and are generally used by the customer within sixty days of issuance. Due to this unique trade-in policy, the Company does not

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

provide a reserve for trade-ins. In addition, since it is remote that a customer will not utilize its trade-in credits, the credit is recorded when the core is returned as opposed to when the customer purchases new products. This policy is consistent throughout the remanufacturing and rebuilding industry.

     The effect of this policy is as follows:

                                                                           MARCH 31,
                                                          --------------------------------------------
                                                              1995            1996            1997
                                                          ------------    ------------    ------------

Sales..................................................   $ 45,272,000    $ 73,826,000    $ 97,677,000
Product trade-ins......................................     (6,037,000)     (9,468,000)    (10,805,000)
                                                          ------------    ------------    ------------
Net sales..............................................     39,235,000      64,358,000      86,872,000
Core trade-ins.........................................    (10,978,000)    (19,445,000)    (29,179,000)
                                                          ------------    ------------    ------------
Net sales as previously classified.....................   $ 28,257,000    $ 44,913,000    $ 57,693,000
                                                          ------------    ------------    ------------
                                                          ------------    ------------    ------------
Cost of goods sold.....................................   $ 30,690,000    $ 50,965,000    $ 69,255,000
Core trade-ins.........................................    (10,978,000)    (19,445,000)    (29,179,000)
                                                          ------------    ------------    ------------
Cost of goods sold as previously classified............   $ 19,712,000    $ 31,520,000    $ 40,076,000
                                                          ------------    ------------    ------------
                                                          ------------    ------------    ------------

[7] EARNINGS PER SHARE:

     Earnings per share is computed using the weighted average number of shares outstanding during each year, which include the incremental effect of common stock equivalents consisting of stock options and warrants.

[8] USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[9] IMPAIRMENT OF LONG-LIVED ASSETS:

     The Company adopted Statement of Financial Accounting Standards No. 121 ('SFAS 121'), 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' during the year. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable assets, and goodwill related to those assets. There was no effect of adoption of SFAS 121 on the financial statements.

[10] FINANCIAL INSTRUMENTS:

     The carrying amounts of accounts receivable, accounts payable, accrued expenses, capitalized lease obligations and long-term debt approximate their fair value.

     Estimated fair value of these financial instruments, some of which are for short durations, has been determined using available market information. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

[11] STOCK-BASED COMPENSATION:

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ('SFAS 123'), 'Accounting for Stock-Based Compensation'. SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ('APB No. 25'), 'Accounting for Stock Issued to Employees' and disclose the pro forma effects on net income and earnings per share had the fair value of options been expensed. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock. (See Note L[2]).

[12] RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ('SFAS 128'), 'Earnings per Share'. This new standard requires dual presentation of basic and diluted earnings per share ('EPS') on the face of the statement of income and requires reconciliation of the numerators and the denominators of the basic and diluted EPS calculations. This statement will be effective for the third quarter of the Company's 1998 fiscal year. The Company has not yet quantified what effect the adoption of SFAS 128 will have on its earnings per share of common stock.

[13] INTERIM FINANCIAL INFORMATION:

     The accompanying financial statements as of June 30, 1997 and for the three month periods ended June 30, 1996 and 1997 are unaudited. In the opinion of management, they reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations.

     The results of operations and cash flows for the three months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year ended March 31, 1998.

(NOTE B) -- INVESTMENTS:

     The estimated fair value of available for sale investments at March 31 is as follows:

                                                                         MARCH 31,
                                                                 -------------------------    JUNE 30,
                                                                    1996           1997         1997
                                                                 -----------    ----------    --------

U.S. Treasury bills due in one year or less...................   $ 2,272,000    $  -0-        $  -0-
Municipal bonds due in one year or less.......................     4,492,000       -0-          92,000
U.S. Treasury notes due in one year or less...................     1,572,000       -0-           -0-
                                                                 -----------    ----------    --------
                                                                   8,336,000      - 0 -         92,000
Mortgage-backed securities and municipal bonds due after one
  year........................................................     2,393,000     1,874,000     900,000
                                                                 -----------    ----------    --------
     Total....................................................   $10,729,000    $1,874,000    $992,000
                                                                 -----------    ----------    --------
                                                                 -----------    ----------    --------

     The estimated fair value of each investment approximates the amortized cost and, therefore, there are no unrealized gains or losses as of March 31, 1997 and June 30, 1997.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(NOTE C) -- INVENTORY:

     Inventory is comprised of the following:

                                                                     MARCH 31,
                                                             --------------------------     JUNE 30,
                                                                1996           1997           1997
                                                             -----------    -----------    ----------
                                                                                           (UNAUDITED)
Raw materials.............................................   $17,568,000    $24,046,000    $28,541,000
Work-in-process...........................................     3,466,000      4,270,000      3,731,000
Finished goods............................................     7,517,000     13,546,000     19,836,000
                                                             -----------    -----------    -----------
     Total................................................   $28,551,000    $41,862,000    $52,108,000
                                                             -----------    -----------    -----------
                                                             -----------    -----------    -----------

(NOTE D) -- PLANT AND EQUIPMENT:

     Plant and equipment, at cost, are summarized as follows:

                                                                        MARCH 31,
                                                                 ------------------------     JUNE 30,
                                                                    1996          1997          1997
                                                                 ----------    ----------    -----------
                                                                                             (UNAUDITED)
Machinery and equipment.......................................   $2,311,000    $4,362,000    $ 5,018,000
Office equipment and fixtures.................................      891,000     1,272,000      1,329,000
Leasehold improvements........................................      365,000       472,000        521,000
                                                                 ----------    ----------    -----------
                                                                  3,567,000     6,106,000      6,868,000
Less accumulated depreciation and amortization (including
  assets held under capital lease)............................   (1,098,000)   (1,815,000)    (2,059,000)
                                                                 ----------    ----------    -----------
     Total....................................................   $2,469,000    $4,291,000    $ 4,809,000
                                                                 ----------    ----------    -----------
                                                                 ----------    ----------    -----------

(NOTE E) -- OBLIGATIONS UNDER CAPITAL LEASES:

     The Company has various capital leases for machinery and computer equipment. Assets aggregating approximately $2,338,000 have been capitalized.

     Future minimum lease payments at March 31, 1997 for the capitalized leases are as follows:

1998..................................................................   $  829,000
1999..................................................................      306,000
2000..................................................................       61,000
                                                                         ----------
                                                                          1,196,000
Amount representing imputed interest..................................      110,000
                                                                         ----------
Present value of future minimum lease payments........................    1,086,000
Less current maturities...............................................      743,000
                                                                         ----------
Long-term obligation at March 31, 1997................................   $  343,000
                                                                         ----------
                                                                         ----------

(NOTE F) -- LONG-TERM DEBT:

     In November 1996, the Company amended its revolving line of credit agreement. The agreement provides for a credit facility in an aggregate principal amount not exceeding $25,000,000 and is collateralized by a lien on substantially all of the assets of the Company. The agreement expires on June 1, 1998 and provides for interest on borrowings at a fluctuating rate per annum
 .25% below the bank's prime rate or at a fixed rate at 1.65% above LIBOR. The agreement allows the Company to obtain from the bank letters of credit, and banker's acceptances in an aggregate amount not exceeding

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

$2,500,000 and requires the Company to maintain certain financial ratios. As of March 31, 1997 balances due under this agreement amounted to $17,496,000.

     The Company previously had a $15,000,000 revolving line of credit agreement with the same bank. Balances due under this agreement amounted to $14,541,000 as of March 31, 1996.

     In August 1997, the Company further amended its revolving line of credit agreement. The agreement provides for a credit facility in an aggregate principal amount not exceeding $30,000,000 until December 31, 1997, reducing to $25,000,000 on January 1, 1998, and is collateralized by a lien on substantially all of the assets of the Company. The agreement expires on June 1, 1999 and provides for interest on borrowings at a fluctuating rate per annum .25% below the bank's prime rate or at a fixed rate at 1.375% above LIBOR. The agreement also increases the requirements of certain financial ratios.

(NOTE G) -- RELATED PARTIES

     The Company conducts business with MVR Products Pte Ltd. ('MVR'). MVR operates a shipping warehouse which conducts business with Unijoh Sdn, Bhd ('Unijoh'). Unijoh operates a remanufacturing facility similar to the Company. MVR's warehouse is located in Singapore and Unijoh's factory is located in Malaysia. Two shareholders/officers/directors of the Company owned 67% of both MVR and Unijoh, with the remaining 33% owned by an unrelated third party. All of the cores processed by Unijoh are produced for the Company on a contract remanufacturing basis. The cores and other raw materials used in production by Unijoh are supplied by the Company and are included in the Company's inventory. Inventory owned by the Company and held by MVR and Unijoh was $920,000 and $762,000 as at March 31, 1996 and March 31, 1997, respectively. The Company incurred costs of approximately $1,349,000, $1,432,000 and $1,574,000 from the affiliates for the years ended March 31, 1995, March 31, 1996 and March 31, 1997, respectively. The amount due to affiliate as at March 31, 1996 and March 31, 1997 was due to MVR.

     In April 1997, MVR and Unijoh became wholly owned subsidiaries of the Company in a stock-for-stock merger which will be accounted for in a manner similar to a pooling of interests. Under the terms of the merger agreement, the Company issued 145,455 shares of common stock. The financial statements prior to the date of combination have not been restated as the effect is not material to the Company's financial condition and results of operations. The combined assets and combined liabilities of MVR and Unijoh aggregated approximately $578,000 and $344,000, respectively, at the date of combination. In addition, the equity in the underlying net assets of the subsidiaries approximates the amount included in due to affiliate.

(NOTE H) -- EMPLOYMENT AGREEMENT AND BONUS PLAN

     The Company has employment agreements with six officers, expiring from September 1, 1997 through September 1, 2000, which provide for annual base salaries aggregating $1,295,000. In addition, four of the officers were granted options pursuant to the Company's Stock Option Plan (Note L[2]) for the purchase of 317,500 shares of common stock (135,000, 90,000 and 92,500 granted in fiscal years 1995, 1996 and 1997, respectively). Of these options, 70,000 and 25,000 were exercised during the years ended March 31, 1996 and March 31, 1997, respectively.

     The Company has established a bonus plan for the benefit of executives and certain key employees. The bonus is calculated as a percentage of the base salary ranging from 18% to 50%. The bonus percentage varies according to the percentage increase in earnings before income taxes and other predetermined parameters.

(NOTE I) -- COMMITMENTS

     The Company leases offices and warehouse facilities in New York, California and Tennessee under operating leases expiring through 2002. The aggregate rentals under these leases and leases which have

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

been terminated was $435,000, $609,000 and $819,000 for the years ended March 31, 1995, March 31, 1996 and March 31, 1997, respectively. Certain leases contain escalation clauses for real estate taxes and operating expenses.

     The Company also leases office equipment and machinery under noncancellable operating leases having remaining terms in excess of one year.

     At March 31, 1997, the future minimum rental payments under the above operating leases are as follows:

                                                                REAL
                                                 TOTAL         ESTATE      MACHINERY
                                               ----------    ----------    ---------

1998........................................   $1,493,000    $1,366,000    $ 127,000
1999........................................    1,401,000     1,319,000       82,000
2000........................................    1,334,000     1,301,000       33,000
2001........................................    1,353,000     1,348,000        5,000
2002........................................    1,348,000     1,348,000
                                               ----------    ----------    ---------
     Total..................................   $6,929,000    $6,682,000    $ 247,000
                                               ----------    ----------    ---------
                                               ----------    ----------    ---------

(NOTE J) -- MAJOR CUSTOMERS AND CREDIT CONCENTRATION

     The Company partially protects itself from losses due to uncollectible accounts receivable through the purchase of credit insurance. Accounts receivable balances not covered by credit insurance are primarily due from leading automotive parts retailers.

     The Company's four largest customers accounted for the following percentage of net sales:

                                                                                THREE MONTHS
                                                     YEAR ENDED                    ENDED
                                                     MARCH 31,                    JUNE 30,
                                                --------------------    ----------------------------
CUSTOMER                                        1995    1996    1997        1996            1997
---------------------------------------------   ----    ----    ----    ------------    ------------
                                                                                (UNAUDITED)

A............................................    27%     21%     18%         22%             19%
B............................................    14      11      18          13              16
C............................................    12      20      29          18              39
D............................................            18       8          10               3

     Customer A accounted for approximately 50%, 25%, 13% and 20% of the accounts receivable at March 31, 1995, March 31, 1996, March 31, 1997 and June 30, 1997. In addition, Customer C accounted for approximately 35%, 57% and 48% of the accounts receivable at March 31, 1996 and March 31, 1997 and June 30, 1997.

(NOTE K) -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                                                    THREE MONTHS
                                               YEAR ENDED MARCH 31,                ENDED JUNE 30,
                                      --------------------------------------    ---------------------
                                         1995          1996          1997         1996         1997
                                      ----------    ----------    ----------    --------     --------
                                                                                     (UNAUDITED)

Current:
     Federal.......................   $  900,000    $1,913,000    $2,750,000    $530,000     $580,000
     State.........................      277,000       522,000       465,000     150,000      152,000
Deferred...........................       20,000       (82,000)      314,000
                                      ----------    ----------    ----------    --------     --------
     Total.........................   $1,197,000    $2,353,000    $3,529,000    $680,000     $732,000
                                      ----------    ----------    ----------    --------     --------
                                      ----------    ----------    ----------    --------     --------

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The difference between the tax provision and the amount that would be computed by applying the statutory federal income tax rate to income before taxes is attributable to the following:

                                                                          YEAR ENDED MARCH 31,
                                                                 --------------------------------------
                                                                    1995          1996          1997
                                                                 ----------    ----------    ----------

Income tax provision at 34%...................................   $  953,000    $2,040,000    $3,081,000
State and local taxes, net of federal benefit.................      183,000       345,000       307,000
Permanent differences.........................................       11,000        18,000       (20,000)
Other.........................................................       50,000       (50,000)      161,000
                                                                 ----------    ----------    ----------
     Total....................................................   $1,197,000    $2,353,000    $3,529,000
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

     Deferred income tax asset of $226,000 and $142,000 at March 31, 1996 and March 31, 1997, respectively, is comprised of temporary differences in tax and financial reporting resulting primarily from capitalization of certain inventory costs for tax purposes. Deferred tax liability of $99,000 and $329,000 at March 31, 1996 and March 31, 1997, respectively, is comprised of differences resulting from using accelerated depreciation rates for tax purposes.

(NOTE L) -- SHAREHOLDERS' EQUITY:

[1] CAPITAL STOCK:

     In November 1995, the Company effected a public offering of its securities. The Company issued 1,500,000 shares for $14.25 a share, yielding net proceeds of approximately $19,501,000 after underwriting commissions and expenses totalling approximately $1,874,000. Also, two principal shareholders sold an aggregate of 344,500 shares in connection with this offering.

[2] STOCK OPTION PLAN:

     In January 1994, the shareholders approved the 1994 Stock Option Plan (the '1994 Plan') which was amended in October 1996 to provide for the granting of options to purchase 720,000 common shares to key employees and directors. Options granted may be either 'incentive stock options' within the meaning of
Section 422A of the Internal Revenue Code or nonqualified options. The Plan is administered by the Board of Directors, which determines the terms of options exercised, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise.

     In August 1995, the shareholders approved a Nonemployee Director Stock Option Plan (the 'Directors Plan') which provides for the granting of options to purchase 15,000 common shares to directors. The Directors Plan is administered by the Board of Directors.

     In September 1997, the shareholders approved the 1996 Stock Option Plan (the '1996 Plan'), which provides for the granting of options to purchase 30,000 common shares to key employees, consultants and directors. The Plan is administered by the Board of Directors.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes the activity under these Plans:


                                            YEAR ENDED MARCH 31,
                        -------------------------------------------------------------
                               1995                 1996                 1997
                        ------------------   ------------------   -------------------
                                  WEIGHTED             WEIGHTED              WEIGHTED
                                  AVERAGE              AVERAGE               AVERAGE
                                  EXERCISE             EXERCISE              EXERCISE
                        SHARES     PRICE     SHARES     PRICE      SHARES     PRICE
                        -------   --------   -------   --------   --------   --------

Options outstanding at
  beginning of year...   85,000    $ 6.00    250,000    $ 7.40     335,000    $ 9.23
Granted...............  165,000      8.13    109,000     12.96     381,500     12.98
Exercised.............                       (23,000)     7.19     (47,750)     7.46
Cancelled.............                        (1,000)     8.13    (180,250)    14.69
                        -------              -------              --------
Options outstanding at
  end of year.........  250,000      7.40    335,000      9.23     488,500     10.31
                        -------              -------              --------
                        -------              -------              --------
Options exercisable at
  end of year.........  173,000      7.47    278,000      8.83     290,417      9.34
                        -------              -------              --------
                        -------              -------              --------

     The following table presents information relating to stock options outstanding at March 31, 1997:

                               OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                        ----------------------------------     --------------------
                                                 WEIGHTED
                                    WEIGHTED      AVERAGE                  WEIGHTED
                                    AVERAGE      REMAINING                 AVERAGE
      RANGE OF                      EXERCISE      LIFE IN                  EXERCISE
   EXERCISE PRICE       SHARES       PRICE         YEARS       SHARES       PRICE
--------------------    -------     --------     ---------     -------     --------

$6.00 -- $8.125.....    178,000      $ 7.41         7.06       178,000      $ 7.41
$9.00 -- $10.625....    184,500       10.59         8.72        61,250       10.51
$11.875 -- $12.250..     51,500       12.31         9.13        15,000       13.13
$14.69 -- $17.313...     74,500       15.20         9.68        36,167       15.26
                        -------                                -------
Total...............    488,500..     10.31         8.30       290,417        9.34
                        -------                                -------
                        -------                                -------

     As of March 31, 1997, 165,000 options are available for future grant under the Plan and 10,500 options are available for future grant under the Directors Plan.

     The weighted-average fair value at date of grant for options granted during the year ended March 31, 1996 and March 31, 1997 was $5.63 and $5.50 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model utilizing the following assumptions:

                                                                                 MARCH 31,
                                                                --------------------------------------------
                                                                        1996                   1997
                                                                ---------------------  ---------------------

Risk-free interest rates......................................      6.1% - 6.9%            5.8% - 6.5%
Expected option life in years.................................         5                      5
Expected stock price volatility...............................        38%                    36%
Expected dividend yield.......................................         0%                     0%

     Had the Company elected to recognize compensation cost based on the fair value of the options at the date of grant as prescribed by SFAS 123, net income for the years ended March 31, 1996 and March 31, 1997 would have been $3,425,000 and $5,180,000 or $.87 per share and $1.03 per share, respectively.

                       MOTORCAR PARTS & ACCESSORIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

[3] WARRANTS:

     In connection with the Company's initial public offering the Company issued to the underwriter 105,000 warrants to purchase common stock at an exercise price of $7.20. In connection with a public offering in November 1995, 90,000 warrants were exercised.

__________________________________             _________________________________

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                                                                                      PAGE
                                                                                                                      ----
Prospectus Summary.................................................................................................     3
Risk Factors.......................................................................................................     7
Use of Proceeds....................................................................................................     9
Price Range of Common Stock........................................................................................    10
Dividend Policy....................................................................................................    10
Capitalization.....................................................................................................    11
Selected Financial Data Information................................................................................    12
Management's Discussion and Analysis of Financial Condition and Results of Operations..............................    13
Business...........................................................................................................    17
Management.........................................................................................................    24
Certain Transactions...............................................................................................    30
Principal and Selling Shareholders.................................................................................    31
Description of Capital Stock.......................................................................................    32
Underwriting.......................................................................................................    33
Legal Matters......................................................................................................    34
Experts............................................................................................................    34
Available Information..............................................................................................    34
Financial Statements...............................................................................................   F-1

                                1,550,000 SHARES


                                MOTORCAR PARTS &
                               ACCESSORIES, INC.


                                  COMMON STOCK



                                     [LOGO]



                                  ------------
                                   PROSPECTUS
                                           , 1997
                                  ------------



                               SMITH BARNEY INC.
                           A.G. EDWARDS & SONS, INC.

__________________________________             _________________________________

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses which will be paid by the Registrant in connection with the issuance and distribution of the securities being registered on this Registration Statement. The Selling Shareholders will not incur any of the expenses set forth below. With the exception of the Nasdaq National Market filing fee, all amounts shown are estimates.

Registration fee................................................................   $  10,567
NASD filing fee.................................................................       3,987
Nasdaq National Market filing fee...............................................
Blue sky fees and expenses (including legal and filing fees)....................
Printing expenses (other than stock certificates)...............................
Legal fees and expenses (other than blue sky)...................................
Accounting fees and expenses....................................................
Transfer Agent and Registrar fees and expenses..................................
Miscellaneous expenses..........................................................
                                                                                    ---------
     Total......................................................................    $
                                                                                    ----------
                                                                                    ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 722 of the New York Business Corporation Law ('NYBCL') permits, in general, a New York corporation to indemnify any person made, or threatened to be made, a party to an action or proceeding by reason of the fact that he or she was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against any judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such person acted in good faith, for a purpose he or she reasonably believed to be in, or, in the case of service for another entity, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition had no reasonable cause to believe that his or her conduct was unlawful. Section 723 of the NYBCL permits the corporation to pay in advance of a final disposition of such action or proceeding the expenses incurred in defending such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount as, and to the extent, required by statute. Section 721 of the NYBCL provides that indemnification and advancement of expense provisions contained in the NYBCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, provided no indemnification may be made on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active or deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     Article Seventh of the Company's Restated Certificate of Incorporation, as amended (the 'Certificate of Incorporation'), provides, in general, that the Company may indemnify, to the fullest extent permitted by applicable law, every person threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was an officer or director or was serving at the request of the Company as a director, officer, employee, agent or trustee of another corporation, business, partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses, judgments, fines and amounts paid in settlement in connection with such suit or proceeding. Article Seventh also provides that the Company may indemnify and advance expenses to those persons as authorized by resolutions of a majority of the Board of Directors or shareholders' agreement, directors' or officers' liability insurance policies, or any other form of indemnification agreement.

     In accordance with that provision of the Certificate of Incorporation, the Company shall indemnify any officer or director (including officers and directors serving another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the Company's request) made, or threatened to be made, a party to an action or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he or she was serving in any of those capacities against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred as a result of such action or proceeding. Indemnification would not be available under Article Seventh of the Certificate of Incorporation if a judgment or other final adjudication adverse to such director or officer establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. Article Seventh of the Certificate of Incorporation further stipulates that the rights granted therein are contractual in nature.

     Each officer and director of the Company is party to an Indemnification Agreement dated September 25, 1997, which contains, among other things, provisions whereby, subject to the terms of the Agreement, the Company shall indemnify such officer or director if the officer or director is made, or threatened to be made, a party to any action or proceeding, whether civil, criminal, administrative or investigative, including one by or in the right of the Company or by or in the right of any other entity which such officer or director served in any capacity at the request of the Company by reason of the fact that such officer or director is or was an officer or director of the Company or served another entity in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action or appeal therein. Indemnification would not be available under the Agreement if a judgment or other final adjudication adverse to such officer or director establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or
(ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

ITEM 16. EXHIBITS.

NUMBER                   DESCRIPTION OF EXHIBIT                                   METHOD OF FILING
-------   ----------------------------------------------------  ----------------------------------------------------
  1.1     -- Underwriting Agreement.                            Filed herewith.
  4.1     -- Specimen Certificate of the Company's Common       Incorporated by reference to Exhibit 4.1 to the 1994
             Stock.                                               Registration Statement.
  4.2     -- Form of Underwriter's Common Stock Purchase        Incorporated by reference to Exhibit 4.2 to the
             Warrant.                                             Company's Registration Statement on Form SB-2 (No.
                                                                  33-74528) declared effective on March 2, 1994 (the
                                                                  '1994 Registration Statement').
  4.3     -- 1994 Stock Option Plan.                            Incorporated by reference to Exhibit 4.3 to the 1994
                                                                  Registration Statement.
  4.4     -- Form of Incentive Stock Option Agreement.          Incorporated by reference to Exhibit 4.4 to the 1994
                                                                  Registration Statement.
  4.5     -- 1994 Non-Employee Director Stock Option Plan.      Incorporated by reference to Exhibit 4.5 to the
                                                                  Company's Annual Report on Form 10-KSB for the
                                                                  fiscal year ended March 31, 1995.
  4.6     -- 1996 Stock Option Plan.                            Filed herewith.
  4.7     -- Executive and Key Employee Incentive Bonus Plan.   Incorporated by reference to Exhibit 4.6 to the
                                                                  Company's Registration Statement on Form S-1 (No.
                                                                  33-97498) declared effective on November 14, 1995
                                                                  (the '1995 Registration Statement').
  5.1     -- Opinion of Parker Chapin Flattau & Klimpl, LLP.    To be filed by amendment.

NUMBER                   DESCRIPTION OF EXHIBIT                                   METHOD OF FILING
-------   ----------------------------------------------------  ----------------------------------------------------
 10.1     -- Credit Agreement, dated as of June 1, 1996, by     Incorporated by reference to Exhibit 10.4 to the
             and between the Company and Wells Fargo Bank, N.A.   Company's Quarterly Report on Form 10-Q for the
                                                                  quarter ended December 31, 1996 (the 'December 31,
                                                                  1996 Form 10-Q').
 10.2     -- First Amendment to Credit Agreement, dated as of   Incorporated by reference to Exhibit 10.2 to the
             November 1, 1996, by and between the Company and     Company's Annual Report on Form 10-K for the
             Wells Fargo Bank, N.A.                               fiscal year ended March 31, 1997 (the '1997 Form
                                                                  10-K').
 10.3     -- Second Amendment to Credit Agreement, dated as of  Incorporated by reference to Exhibit 10.5 to the
             August 8, 1997, by and between the Company and       December 31, 1996 Form 10-Q.
             Wells Fargo Bank, N.A.
 10.4     -- Lease Agreement, dated March 9, 1993, by and       Incorporated by reference to Exhibit 10.3 to the
             between the Company and Maricopa Enterprises,        1994 Registration Statement.
             Ltd., relating to the Company's initial facility
             located in Torrance, California.
 10.5     -- Second Amendment to Lease, dated October 1, 1996,  Incorporated by reference to Exhibit 10.5 to the
             by and between the Company and Maricopa              1997 Form 10-K.
             Enterprises, Ltd., relating to the Company's
             initial facility located in Torrance, California.
 10.6     -- Amendment to Lease, dated October 3, 1996, by and  Incorporated by reference to Exhibit 10.17 to the
             between the Company and Golkar Enterprises, Ltd.,    December 31, 1996 Form 10-Q.
             relating to additional property in Torrance,
             California.
 10.7     -- Amended and Restated Employment Agreement, dated   Incorporated by reference to Exhibit 10.7 to the
             as of September 1, 1995, by and between the          1995 Registration Statement.
             Company and Mel Marks.
 10.8     -- First Amendment to Amended and Restated            Incorporated by reference to Exhibit 10.8 to the
             Employment Agreement, dated as of April 1, 1997,     1997 Form 10-K.
             by and between the Company and Mel Marks.
 10.9     -- Amended and Restated Employment Agreement, dated   Incorporated by reference to Exhibit 10.8 to the
             as of September 1, 1995, by and between the          1995 Registration Statement.
             Company and Richard Marks.
 10.10    -- First Amendment to Amended and Restated            Incorporated by reference to Exhibit 10.10 to the
             Employment Agreement, dated as of April 1, 1997,     1997 Form 10-K.
             by and between the Company and Richard Marks.
 10.11    -- Employment Agreement, dated as of February 1,      Incorporated by reference to Exhibit 10.7 to the
             1994, by and between the Company and Steven Kratz.   1994 Registration Statement.
 10.12    -- First Amendment to Employment Agreement, dated as  Incorporated by reference to Exhibit 10.12 to the
             of September 1, 1995, by and between the Company     1995 Registration Statement.
             and Steven Kratz.
 10.13    -- Second Amendment to Employment Agreement, dated    Incorporated by reference to Exhibit 10.13 to the
             as of April 1, 1997, by and between the Company      1997 Form 10-K.
             and Steven Kratz.
 10.14    -- Employment Agreement, dated as of March 1, 1994,   Incorporated by reference to Exhibit 10.12 to the
             by and between the Company and Peter Bromberg.       1994 Registration Statement.
 10.15    -- First Amendment to Employment Agreement, dated as  Incorporated by reference to Exhibit 10.12 to the
             of September 1, 1995, by and between the Company     1995 Registration Statement.
             and Peter Bromberg.

NUMBER                   DESCRIPTION OF EXHIBIT                                   METHOD OF FILING
-------   ----------------------------------------------------  ----------------------------------------------------
 10.16    -- Second Amendment to Employment Agreement, dated    Incorporated by reference to Exhibit 10.16 to the
             as of April 1, 1997, by and between the Company      1997 Form 10-K.
             and Peter Bromberg.
 10.17    -- Employment Agreement, dated as of September 1,     Incorporated by reference to Exhibit 10.13 to the
             1995, by and between the Company and Eli             1995 Registration Statement.
             Markowitz.
 10.18    -- Employment Agreement, dated as of April 1, 1997,   Incorporated by reference to Exhibit 10.18 to the
             by and among MVR, Unijoh and Vincent Quek.           1997 Form 10-K.
 10.19    -- Form of Consulting Agreement, dated as of          Incorporated by reference to Exhibit 10.14 to the
             September 1, 1995, by and between the Company and    1995 Registration Statement.
             Selwyn Joffe.
 10.20    -- Form of Consulting Agreement, dated as of          To be filed by amendment.
             September 25, 1997, by and between the Company and
             Karen Brenner.
 10.21    -- Form of Employment Agreement, dated as of          To be filed by amendment.
             September 25, 1997, by and between the Company and
             Gary J. Simon.
 10.22    -- Lease Agreement, dated March 28, 1995, by and      Incorporated by reference to Exhibit 10.11 to the
             between the Company and Equitable Life Assurance     Company's Annual Report on Form 10-KSB for the
             Society of the United States, relating to the        fiscal year ended March 31, 1995.
             Company's facility located in Nashville,
             Tennessee.
 10.23    -- Lease Agreement, dated September 19, 1995, by and  Incorporated by reference to Exhibit 10.18 to the
             between Golkar Enterprises, Ltd. and the Company     1995 Registration Statement.
             relating to the Company's facility located in
             Nashville, Tennessee.
 10.24    -- Agreement and Plan of Reorganization, dated as of  Incorporated by reference to Exhibit 10.22 to the
             April 1, 1997, by and among the Company, Mel         1997 Form 10-K.
             Marks, Richard Marks and Vincent Quek relating to
             the acquisition of MVR and Unijoh.
 10.25    -- Form of Indemnification Agreement for officers     Filed herewith.
             and directors.
 22.1     -- List of Subsidiaries.                              Incorporated by reference to Exhibit 22.1 to the
                                                                  1997 Form 10-K.
 23.1     -- Consent of Richard A. Eisner & Company, LLP.       Filed herewith.
 23.2     -- Consent of Parker Chapin Flattau & Klimpl, LLP.    Contained in Exhibit 5.1.
 24.1     -- Power of Attorney.                                 Contained on Pages II-6.

B. REPORTS ON FORM 8-K:

     No reports on Form 8-K were filed by the Company during the fiscal quarter ended June 30, 1997.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto
duly authorized, in the City of New York, State of New York on the     day of
October, 1997.

                                          MOTORCAR PARTS & ACCESSORIES, INC.

                                          By:  /s/  MEL MARKS
                                               .................................
                                                          MEL MARKS
                                              CHAIRMAN OF THE BOARD AND CHIEF
                                                      EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mel Marks and Richard Marks, and each of them, his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that his said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

                SIGNATURE                                      TITLE                              DATE
------------------------------------------  --------------------------------------------   -------------------
/s/ MEL MARKS                               Chairman of the Board and Chief Executive       October   , 1997
 .........................................    Officer
               (MEL MARKS)

/s/ RICHARD MARKS                           President and Chief Operating Officer           October   , 1997
 .........................................
             (RICHARD MARKS)

/s/ PETER BROMBERG                          Chief Financial Officer                         October   , 1997
 .........................................
             (PETER BROMBERG)

 /s/ KAREN BRENNER                          Director                                        October   , 1997
 .........................................
             (KAREN BRENNER)

 /s/ SELWYN JOFFE                           Director                                        October   , 1997
 .........................................
              (SELWYN JOFFE)

 /s/ MEL MOSKOWITZ                          Director                                        October   , 1997
 .........................................
             (MEL MOSKOWITZ)

                SIGNATURE                                      TITLE                              DATE
------------------------------------------  --------------------------------------------   -------------------
/s/ MURRAY ROSENZWEIG                         Director                                        October   , 1997
 .........................................
           (MURRAY ROSENZWEIG)

/s/ GARY SIMON                                Director                                        October   , 1997
 .........................................
               (GARY SIMON)

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